UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2016

On November 11, 2016, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three and six months ended September 30, 2016. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated November 11, 2016, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2017. The consolidated financial information of the registrant and that of its subsidiary NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary Dimension Data Holdings plc, included in the supplementary data related to the press release, was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and six months ended September 30, 2016 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: November 14, 2016

Financial Results Release	November 11, 2016
For the Six Months Ended September 30, 2016	[U.S. GAAP	]

Name of registrant	:	Nippon Telegraph and Telephone Corporation (“NTT”)
Code No.	:	9432 (URL http://www.ntt.co.jp/ir/)
Stock exchanges on which the Company’s shares are listed	:	Tokyo
Representative	:	Hiroo Unoura, President and Chief Executive Officer
Contact	:	Takashi Ameshima, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481
Scheduled filing date of quarterly securities report	:	November 14, 2016
Scheduled date of dividend payments	:	December 12, 2016
Supplemental material on quarterly results	:	Yes
Presentation on quarterly results	:	Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Six Months Ended September 30, 2016 (April 1, 2016 – September 30, 2016)

Amounts are rounded to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Six months ended September 30, 2016	5,524,328	(1.2)%	926,484	26.3%	896,905	25.0%	476,096	26.2%
Six months ended September 30, 2015	5,588,958	4.0%	733,464	24.1%	717,419	21.2%	377,319	30.0%

Note: Percentages above represent changes from the corresponding period of the previous fiscal year.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Six months ended September 30, 2016	230.90	(yen)	—	(yen)
Six months ended September 30, 2015	178.37	(yen)	—	(yen)

Notes:	1.	Comprehensive income (loss) attributable to NTT:
		For the three months ended September 30, 2016:	319,189 million yen (3.0)%
		For the three months ended September 30, 2015:	328,955 million yen 25.4%
	2.	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Basic Earnings per Share Attributable to NTT have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
September 30, 2016	20,447,251	11,136,390	8,757,222	42.8%	4,298.90 (yen)
March 31, 2016	21,035,931	11,240,082	8,833,806	42.0%	4,214.32 (yen)

2.	Dividends

Annual Dividends
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year Ended March 31, 2016	—	50.00 (yen)	—	60.00 (yen)	110.00 (yen)
Year Ending March 31, 2017	—	60.00 (yen)	—	—	—
Year Ending March 31, 2017 (Forecasts)	—	—	—	60.00 (yen)	120.00 (yen)

Note:	Change in dividend forecasts during the six months ended September 30, 2016: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2017 (April 1, 2016 – March 31, 2017)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2017	11,410,000	(1.1)%	1,470,000	9.0%	1,440,000	8.3%	770,000	4.4%	376.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2017 during the six months ended September 30, 2016: Yes

–  1  –

* Notes:

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2016 that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i.	Change due to revision of accounting standards and other regulations: None

ii.	Other change: Yes

(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

i.	Number of shares outstanding (including treasury stock):

	September 30, 2016	:	2,096,394,470 shares

	March 31, 2016	:	2,096,394,470 shares
ii.	Number of shares of treasury stock:
	September 30, 2016	:	59,309,986 shares

	March 31, 2016	:	255,269 shares
iii.	Weighted average number of shares outstanding:

For the six months ended September 30, 2016 : 2,061,934,989 shares

For the six months ended September 30, 2015 : 2,115,360,234 shares

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for “Number of shares outstanding (common stock)” have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date of issuance of this earnings release, the review process on quarterly financial statements required by the Financial Instruments and Exchange Act is still ongoing.

* Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2017, please refer to pages 7 and 23.

On Friday, November 11, 2016, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

(Reference)

Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2017 (April 1, 2016 – March 31, 2017)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year Ending March 31, 2017	475,000	(9.0)%	341,000	(11.2)%	337,000	(11.7)%	317,000	(52.5)%	155.00	(yen	)

Note:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in non-consolidated financial results forecasts for the fiscal year ending March 31, 2017 during the six months ended September 30, 2016: Yes

–  2  –

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i. Consolidated results

Six-Month Period Ended September 30, 2016 (April 1, 2016 – September 30, 2016)

	(Billions of yen)
	Six Months Ended September 30, 2015	Six Months Ended September 30, 2016	Change	Percent Change
Operating revenues	5,589.0	5,524.3	(64.6)	(1.2)%
Operating expenses	4,855.5	4,597.8	(257.7)	(5.3)%
Operating income	733.5	926.5	193.0	26.3%
Income before income taxes and equity in earnings (losses) of affiliated companies	717.4	896.9	179.5	25.0%
Net income attributable to NTT	377.3	476.1	98.8	26.2%

During the six months ended September 30, 2016, pursuant to its Medium-Term Management Strategy, adopted in May 2015, entitled “Towards the Next Stage 2.0,” NTT implemented measures to embark on a profit growth track by accelerating its self-transformation towards becoming a “Value Partner.”

<Efforts to Expand NTT’s Global Business and Increase Profit Generation>

NTT Group seeks to expand and establish its global business as a cornerstone of its business operations and to accelerate profit generation through the following initiatives.

Specifically, NTT Group promoted cross-selling through collaboration among its group companies, including businesses related to global networks, cloud migration, and IT outsourcing, and received orders from business operators such as Admin Re, a U.K. insurance company, and Public Transport Victoria , the transportation authority in the Australian state of Victoria.

Furthermore, each NTT Group Company has been resolutely engaged in optimizing services and operations and reducing procurement costs by continuously implementing cost reduction measures.

In addition, in order to support the above measures, NTT Group aims to strengthen its group governance and risk management, by increasing the transparency of information regarding group management, further unifying group accounting standards and practices, bolstering cash management, and enhancing collaboration within NTT Group’s global subsidiaries.

<Efforts to Optimize Domestic Network Businesses and Enhance Profitability>

NTT Group aimed to enhance profit generation of its domestic network businesses by optimizing capital investments and reducing costs. With regard to optimizing capital investments, NTT worked to improve the efficiency of its facility use and reduce procurement costs, in addition to simplifying and streamlining its network systems. A project team formed last year is in the process of reviewing various topics and initiatives aimed at generating profits.

In the regional communications business segment, NTT promoted initiatives for its “Hikari Collaboration Model” and subscriptions for Hikari access services for the “Hikari Collaboration Model” reached 6.9 million. In the mobile communications business segment, NTT worked to enhance profitability by increasing the sales of its “Kake-hodai &Pake-aeru” billing plan with the introduction of “Ultra-Pack,” for which subscriptions reached 33.4 million subscriptions. Through the above efforts, NTT worked to reduce costs beginning with controlling marketing costs.

<Efforts to Achieve Sustainable Growth >

The Japanese government has been developing and implementing a variety of policies centered on the Tokyo 2020 Olympic and Paralympic Games and the Japanese government’s “Vitalization of Local Economies” initiative. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and strengthen measures aimed at creating services that will become the standards of the next generation.

Specifically, NTT entered into a collaboration agreement with J. League and DAZN to promote the utilization of ICT through the “Smart Stadium Project” at J. League stadiums and club hometowns.

In addition, NTT Group entered into a collaboration agreement with FANUC Corporation with respect to Edge Computing Technology and the utilization of ICT infrastructure. Through this collaboration, NTT Group will support FANUC Corporation’s early-stage development and launch of the open platform “FANUC Intelligent Edge Link and Drive system (FIELD system)” service and its de facto standardization.

–  3  –

As a result of these efforts, NTT Group’s consolidated operating revenues for the six months ended September 30, 2016 were ¥5,524.3 billion (a decrease of 1.2% from the same period of the previous fiscal year), consolidated operating expenses were ¥4,597.8 billion (a decrease of 5.3% from the same period of the previous fiscal year), consolidated operating income was ¥926.5 billion (an increase of 26.3% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥896.9 billion (an increase of 25.0% from the same period of the previous fiscal year), and net income attributable to NTT was ¥476.1 billion (an increase of 26.2% from the same period of the previous fiscal year).

Notes:	(1)	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
	(2)	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games.

ii. Segment results

Results by business segment are as follows.

Regional Communications Business Segment

Six-Month Period Ended September 30, 2016 (April 1, 2016 – September 30, 2016)

	(Billions of yen)
	Six Months Ended September 30, 2015	Six Months Ended September 30, 2016	Change	Percent Change
Operating revenues	1,680.6	1,620.4	(60.1)	(3.6)%
Operating expenses	1,526.0	1,388.2	(137.8)	(9.0)%
Operating income	154.6	232.2	77.6	50.2%

Operating revenues in the regional communications business segment for the six-month period ended September 30, 2016 decreased 3.6% from the same period of the previous fiscal year to ¥1,620.4 billion due to, among other things, a decrease in fixed voice-related revenues. On the other hand, operating expenses for the six-month period ended September 30, 2016 decreased 9.0% from the same period of the previous fiscal year to ¥1,388.2 billion due to efforts to streamline operating expenses, particularly with respect to sales-related expenses in connection with the expansion of the “Hikari Collaboration Model,” in addition to the effect of the change in the depreciation method of property, plant and equipment, among other factors. As a result, segment operating income for the six-month period ended September 30, 2016 increased 50.2% from the same period of the previous fiscal year to ¥232.2 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2016	As of September 30, 2016	Change	Percent Change
FLET’S Hikari (including Hikari Collaboration Model) (1)	19,259	19,704	445	2.3%
NTT East	10,666	10,958	291	2.7%
NTT West	8,593	8,746	153	1.8%
Hikari Collaboration Model	4,691	6,917	2,226	47.5%
NTT East	3,077	4,337	1,260	41.0%
NTT West	1,615	2,580	966	59.8%
Hikari Denwa (2)	17,374	17,545	170	1.0%
NTT East	9,123	9,242	120	1.3%
NTT West	8,252	8,302	51	0.6%

–  4  –

Notes:

(1)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
(2)	Figures for “Hikari Denwa” indicate the number of channels (in thousands), and include wholesale services provided by NTT East and NTT West to service providers.

Long Distance and International Communications Business Segment

Six-Month Period Ended September 30, 2016 (April 1, 2016 – September 30, 2016)

	(Billions of yen)
	Six Months Ended September 30, 2015	Six Months Ended September 30, 2016	Change	Percent Change
Operating revenues	1,097.2	1,038.8	(58.4)	(5.3)%
Operating expenses	1,049.6	996.7	(53.0)	(5.0)%
Operating income	47.6	42.2	(5.4)	(11.4)%

Operating revenues in the long distance and international communications business segment for the six-month period ended September 30, 2016 decreased 5.3% from the same period of the previous fiscal year to ¥1,038.8 billion. This decrease was due to, among other things, a decrease in fixed voice-related revenues and the impact of exchange rate fluctuations on NTT’s overseas businesses, partially offset by an increase in IP/packet communications revenues due to the expansion of “OCN Hikari” and other services. On the other hand, operating expenses for the six-month period ended September 30, 2016 decreased 5.0% from the same period of the previous fiscal year to ¥996.7 billion primarily due to the streamlining of sales-related expenses, among other things. As a result, segment operating income for the six-month period ended September 30, 2016 decreased 11.4% from the same period of the previous fiscal year to ¥42.2 billion.

Mobile Communications Business Segment

Six-Month Period Ended September 30, 2016 (April 1, 2016 – September 30, 2016)

	(Billions of yen)
	Six Months Ended September 30, 2015	Six Months Ended September 30, 2016	Change	Percent Change
Operating revenues	2,215.0	2,288.0	73.0	3.3%
Operating expenses	1,753.9	1,704.3	(49.6)	(2.8)%
Operating income	461.2	583.7	122.6	26.6%

Despite a decline in revenues from sales of equipment, operating revenues for the mobile communications business segment for the six-month period ended September 30, 2016 increased 3.3% from the same period of the previous fiscal year to ¥2,288.0 billion due to a recovery in IP/packet communications revenues resulting from an increase in the number of subscribers to “Kake-hodai & Pake-aeru” and “docomo Hikari,” as well as an increase in revenues from “dmarket” services and from the Smart Life area. On the other hand, despite an increase in revenue-linked expenses in the “docomo Hikari” and Smart Life areas, operating expenses for the six-month period ended September 30, 2016 decreased 2.8% from the same period of the previous fiscal year to ¥1,704.3 billion due to a decrease in the cost of equipment sold, efforts to streamline costs, and a decrease in depreciation expense resulting from the change of the depreciation method of property, plant and equipment. As a result, segment operating income for the six-month period ended September 30, 2016 increased 26.6% from the same period of the previous fiscal year to ¥583.7 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2016	As of September 30, 2016	Change	Percent Change
Mobile phone services	70,964	72,943	1,980	2.8%
“Kake-hodai & Pake-aeru”	29,704	33,416	3,712	12.5%
LTE(Xi) services	38,679	41,281	2,603	6.7%
FOMA services	32,285	31,662	(623)	(1.9)%

Note:

The number of Mobile phone services subscribers (including LTE (Xi) and FOMA services) includes subscriptions to communication module services.

–  5  –

Data Communications Business Segment

Six-Month Period Ended September 30, 2016 (April 1, 2016 – September 30, 2016)

	(Billions of yen)
	Six Months Ended September 30, 2015	Six Months Ended September 30, 2016	Change	Percent Change
Operating revenues	745.7	762.1	16.3	2.2%
Operating expenses	707.5	726.2	18.6	2.6%
Operating income	38.2	35.9	(2.3)	(6.0)%

Despite the impact of exchange rate fluctuations on NTT’s overseas businesses, operating revenues in the data communications business segment for the six-month period ended September 30, 2016 increased 2.2% from the same period of the previous fiscal year to ¥762.1 billion due to, among other things, expansion of NTT’s domestic businesses. On the other hand, operating expenses for the six-month period ended September 30, 2016 increased 2.6% from the same period of the previous fiscal year to ¥726.2 billion due to, among other things, an increase in revenue-linked expenses and the temporary effect of M&A related expenses. As a result, segment operating income for the six-month period ended September 30, 2016 decreased 6.0% from the same period of the previous fiscal year to ¥35.9 billion.

Other Business Segment

Six-Month Period Ended September 30, 2016 (April 1, 2016 – September 30, 2016)

	(Billions of yen)
	Six Months Ended September 30, 2015	Six Months Ended September 30, 2016	Change	Percent Change
Operating revenues	567.8	567.6	(0.2)	(0.0)%
Operating expenses	540.1	537.9	(2.2)	(0.4)%
Operating income	27.6	29.7	2.1	7.4%

Operating revenues in the other business segment for the six-month period ended September 30, 2016 slightly decreased from the same period of the previous fiscal year to ¥567.6 billion due to a decrease in revenues of NTT Group’s real estate business, partially offset by an increase in revenues of NTT Group’s finance business, among other things. On the other hand, operating expenses for the six-month period ended September 30, 2016 also slightly decreased 0.4% from the same period of the previous fiscal year to ¥537.9 billion as a result of a decrease in revenue-linked expenses. As a result, segment operating income for the six-month period ended September 30, 2016 increased 7.4% from the same period of the previous fiscal year to ¥29.7 billion.

–  6  –

(2) Qualitative Information Relating to Consolidated Financial Position

Net cash provided by operating activities for the six-month period ended September 30, 2016 increased ¥121.1 billion (9.5%) from the same period of the previous fiscal year to ¥1,390.4 billion. This increase was due to, among other factors, an increase in operating income.

Net cash used in investing activities decreased ¥42.9 billion (4.7%) from the same period of the previous fiscal year to ¥876.5 billion. This decrease was due to, among other factors, a decrease in capital investments.

Net cash used in financing activities increased ¥371.4 billion (194.4%) from the same period of the previous fiscal year to ¥562.4 billion. This increase was due to, among other factors, an increase in stock repurchases by NTT and an increase in stock repurchases by NTT’s subsidiaries.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of September 30, 2016 totaled ¥1,014.5 billion, a decrease of ¥73.8 billion (6.8%) from the end of the previous fiscal year.

	(Billions of yen)
	Six Months Ended September 30, 2015	Six Months Ended September 30, 2016	Change	Percent Change
Cash flows provided by operating activities	1,269.4	1,390.4	121.1	9.5%
Cash flows used in investing activities	(919.5)	(876.5)	42.9	4.7%
Cash flows used in financing activities	(191.0)	(562.4)	(371.4)	(194.4)%

(3) Qualitative Information Relating to Consolidated Results Forecasts

In May 2015, NTT Group adopted and announced its Medium-Term Management Strategy, entitled “Towards the Next Stage 2.0,” and implemented measures to embark on a profit growth track by accelerating its self-transformation as a “Value Partner.” At the same time, NTT Group proactively launched efforts to further promote the B2B2X model. As a result, NTT Group has revised the forecasts for its financial results as follows.

The forecast for NTT Group’s operating revenues has been revised downward by ¥40.0 billion from the initial forecast to ¥11,410.0 billion, due to, among other factors, the effects of yen appreciation on foreign exchange rates, partially offset by the increase in revenues expected from the expansion of overseas business.

On the other hand, the forecast for NTT Group’s operating income has been revised upward by ¥40.0 billion from the initial forecast to ¥1,470.0 billion due to, among other factors, first-half results in its domestic business.

For the assumptions used in the consolidated results forecasts and other related matters, please see page 23.

–  7  –

2. OTHERS

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2016, that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: Yes

Change in depreciation method

NTT and its subsidiaries in Japan traditionally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, NTT and its subsidiaries adopted the straight-line method of depreciation.

As NTT Group plans to complete the expansion of its service areas for fiber-optic services and LTE services in the network business, it has been shifting the focus of its capital investments to improving the efficiency in using facilities while maintaining the current functionality. With respect to network services, NTT has started providing the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access services, which can be used by customers of both fixed-line communications services and mobile communications services in the long-term. Through these efforts, NTT expects the stable usage of property, plant, and equipment going forward.

For these reasons, NTT believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated.

The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to FASB ASC-250, “Accounting Changes and Error Corrections.”

In line with the change in the depreciation method, NTT reviewed the residual carrying amount of property, plant, and equipment and other necessary items and made changes where necessary.

As a result of the change in the depreciation method, depreciation expenses on a consolidated basis for the six and three months ended September 30, 2016 decreased by ¥126,663 million and ¥63,039 million, respectively. Consolidated net income attributable to NTT and consolidated basic net income attributable to NTT per share for the six and three months ended September 30, 2016 increased by ¥70,817 million and ¥34,773 million, and ¥34.34 and ¥17.07, respectively.

Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly financial statements. The elimination of this discrepancy was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the six months ended September 30, 2015 or the year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

–  8  –

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2016	September 30, 2016	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,088,275	¥1,014,481	¥(73,794)
Short-term investments	33,076	86,887	53,811
Notes and accounts receivable, trade	2,733,116	2,421,865	(311,251)
Allowance for doubtful accounts	(45,236)	(51,389)	(6,153)
Accounts receivable, other	473,192	455,112	(18,080)
Inventories	414,581	440,509	25,928
Prepaid expenses and other current assets	469,529	604,298	134,769
Deferred income taxes	260,446	244,026	(16,420)

Total current assets	5,426,979	5,215,789	(211,190)

Property, plant and equipment:
Telecommunications equipment	11,586,812	11,461,117	(125,695)
Telecommunications service lines	15,870,097	15,942,341	72,244
Buildings and structures	6,069,437	6,079,447	10,010
Machinery, vessels and tools	1,996,898	1,974,823	(22,075)
Land	1,273,209	1,271,328	(1,881)
Construction in progress	382,196	416,130	33,934

	37,178,649	37,145,186	(33,463)
Accumulated depreciation	(27,626,728)	(27,687,110)	(60,382)

Net property, plant and equipment	9,551,921	9,458,076	(93,845)

Investments and other assets:
Investments in affiliated companies	515,716	475,081	(40,635)
Marketable securities and other investments	474,247	442,158	(32,089)
Goodwill	1,229,208	1,134,735	(94,473)
Software	1,212,482	1,171,417	(41,065)
Other intangible assets	391,977	348,156	(43,821)
Other assets	1,486,840	1,438,190	(48,650)
Deferred income taxes	746,561	763,649	17,088

Total investments and other assets	6,057,031	5,773,386	(283,645)

Total assets	¥21,035,931	¥20,447,251	¥(588,680)

–  9  –

	Millions of yen
	March 31, 2016	September 30, 2016	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥129,656	¥172,174	¥42,518
Current portion of long-term debt	476,777	510,032	33,255
Accounts payable, trade	1,572,797	1,144,216	(428,581)
Current portion of obligations under capital leases	14,711	14,068	(643)
Accrued payroll	430,248	419,247	(11,001)
Accrued taxes on income	249,356	203,537	(45,819)
Accrued consumption tax	83,481	74,183	(9,298)
Advances received	290,132	313,326	23,194
Other	493,970	549,578	55,608

Total current liabilities	3,741,128	3,400,361	(340,767)

Long-term liabilities:
Long-term debt (excluding current portion)	3,546,203	3,390,889	(155,314)
Obligations under capital leases (excluding current portion)	27,630	25,959	(1,671)
Liability for employees’ retirement benefits	1,688,611	1,708,783	20,172
Accrued liabilities for point programs	89,003	81,777	(7,226)
Deferred income taxes	166,547	153,290	(13,257)
Other	491,630	500,954	9,324

Total long-term liabilities	6,009,624	5,861,652	(147,972)

Redeemable noncontrolling interests	45,097	48,848	3,751

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,879,560	2,878,687	(873)
Retained earnings	5,074,234	5,424,348	350,114
Accumulated other comprehensive income (loss)	(57,055)	(215,416)	(158,361)
Treasury stock, at cost	(883)	(268,347)	(267,464)

Total NTT shareholders’ equity	8,833,806	8,757,222	(76,584)

Noncontrolling interests	2,406,276	2,379,168	(27,108)

Total equity	11,240,082	11,136,390	(103,692)

Total liabilities and equity	¥21,035,931	¥20,447,251	¥(588,680)

–  10  –

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2015	2016	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥667,569	¥619,316	¥(48,253)
Mobile voice related services	407,732	429,604	21,872
IP / packet communications services	1,875,303	1,901,368	26,065
Sale of telecommunications equipment	463,798	423,074	(40,724)
System integration	1,437,299	1,397,071	(40,228)
Other	737,257	753,895	16,638

	5,588,958	5,524,328	(64,630)

Operating expenses:
Cost of services (excluding items shown separately below)	1,149,106	1,153,397	4,291
Cost of equipment sold (excluding items shown separately below)	431,113	406,441	(24,672)
Cost of system integration (excluding items shown separately below)	1,034,476	986,249	(48,227)
Depreciation and amortization	871,639	716,473	(155,166)
Impairment losses
Goodwill	—	4,471	4,471
Other	3,631	10,197	6,566
Selling, general and administrative expenses	1,365,529	1,320,616	(44,913)

	4,855,494	4,597,844	(257,650)

Operating income	733,464	926,484	193,020

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(22,064)	(19,780)	2,284
Interest income	8,737	8,621	(116)
Other, net	(2,718)	(18,420)	(15,702)

	(16,045)	(29,579)	(13,534)

Income before income taxes and equity in earnings (losses) of affiliated companies	717,419	896,905	179,486

Income tax expense (benefit):
Current	239,266	246,678	7,412
Deferred	(11,961)	34,766	46,727

	227,305	281,444	54,139

Income before equity in earnings (losses) of affiliated companies	490,114	615,461	125,347

Equity in earnings (losses) of affiliated companies	7,512	10,065	2,553

Net income	497,626	625,526	127,900

Less – Net income attributable to noncontrolling interests	120,307	149,430	29,123

Net income attributable to NTT	¥377,319	¥476,096	¥98,777

Per share of common stock*:
Weighted average number of shares outstanding (Shares)	2,115,360,234	2,061,934,989
Net income attributable to NTT (Yen)	¥178.37	¥230.90

*	“Per share of common stock” figures for the six months ended September 30, 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015.

–  11  –

Consolidated Statements of Comprehensive Income

	Millions of yen
	2015	2016	Increase (Decrease)
Net income	¥497,626	¥625,526	¥127,900
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	(24,156)	(18,302)	5,854
Unrealized gain (loss) on derivative instruments	(849)	(2,009)	(1,160)
Foreign currency translation adjustments	(32,160)	(178,873)	(146,713)
Pension liability adjustments	1,107	5,812	4,705
Total other comprehensive income (loss)	(56,058)	(193,372)	(137,314)
Total comprehensive income (loss)	441,568	432,154	(9,414)
Less – Comprehensive income attributable to noncontrolling interests	112,613	112,965	352

Total comprehensive income (loss) attributable to NTT	¥328,955	¥319,189	¥(9,766)

–  12  –

THREE-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2015	2016	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥331,193	¥307,546	¥(23,647)
Mobile voice related services	214,602	216,627	2,025
IP / packet communications services	941,595	953,319	11,724
Sale of telecommunications equipment	240,040	236,358	(3,682)
System integration	764,256	708,761	(55,495)
Other	390,815	384,978	(5,837)

	2,882,501	2,807,589	(74,912)

Operating expenses:
Cost of services (excluding items shown separately below)	593,062	606,143	13,081
Cost of equipment sold (excluding items shown separately below)	234,501	231,175	(3,326)
Cost of system integration (excluding items shown separately below)	558,721	484,516	(74,205)
Depreciation and amortization	439,064	357,275	(81,789)
Impairment losses
Goodwill	—	4,471	4,471
Other	3,600	9,818	6,218
Selling, general and administrative expenses	678,846	675,102	(3,744)

	2,507,794	2,368,500	(139,294)

Operating income	374,707	439,089	64,382

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(11,086)	(9,774)	1,312
Interest income	4,372	4,289	(83)
Other, net	(17,954)	17,194	35,148

	(24,668)	11,709	36,377

Income before income taxes and equity in earnings (losses) of affiliated companies	350,039	450,798	100,759

Income tax expense (benefit):
Current	127,160	117,367	(9,793)
Deferred	(16,449)	25,152	41,601

	110,711	142,519	31,808

Income before equity in earnings (losses) of affiliated companies	239,328	308,279	68,951

Equity in earnings (losses) of affiliated companies	3,201	5,452	2,251

Net income	242,529	313,731	71,202

Less – Net income attributable to noncontrolling interests	58,383	81,263	22,880

Net income attributable to NTT	¥184,146	¥232,468	¥48,322

Per share of common stock:
Weighted average number of shares outstanding (Shares)	2,113,548,297	2,037,089,579
Net income attributable to NTT (Yen)	¥87.13	¥114.12

–  13  –

Consolidated Statements of Comprehensive Income

	Millions of yen
	2015	2016	Increase (Decrease)
Net income	¥242,529	¥313,731	¥71,202
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	(22,215)	(3,600)	18,615
Unrealized gain (loss) on derivative instruments	(1,251)	(5,387)	(4,136)
Foreign currency translation adjustments	(3,875)	(78,093)	(74,218)
Pension liability adjustments	600	3,236	2,636
Total other comprehensive income (loss)	(26,741)	(83,844)	(57,103)
Total comprehensive income (loss)	215,788	229,887	14,099
Less – Comprehensive income attributable to noncontrolling interests	56,486	64,675	8,189

Total comprehensive income (loss) attributable to NTT	¥159,302	¥165,212	¥5,910

–  14  –

(3) Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2015	2016	Increase (Decrease)
Cash flows from operating activities:
Net income	¥497,626	¥625,526	¥127,900
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	871,639	716,473	(155,166)
Impairment losses	3,631	14,668	11,037
Deferred taxes	(11,961)	34,766	46,727
Losses on disposals of property, plant and equipment	32,595	32,753	158
Gains on sales of property, plant and equipment	(10,620)	(14,188)	(3,568)
Equity in (earnings) losses of affiliated companies	(7,512)	(10,065)	(2,553)
(Increase) decrease in notes and accounts receivable, trade	178,611	263,040	84,429
(Increase) decrease in inventories	(86,458)	(42,369)	44,089
(Increase) decrease in other current assets	(77,437)	(84,175)	(6,738)
Increase (decrease) in accounts payable, trade and accrued payroll	(260,930)	(254,909)	6,021
Increase (decrease) in accrued consumption tax	(71,141)	(6,511)	64,630
Increase (decrease) in advances received	53,104	34,708	(18,396)
Increase (decrease) in accrued taxes on income	85,711	(43,784)	(129,495)
Increase (decrease) in other current liabilities	28,703	22,656	(6,047)
Increase (decrease) in liability for employees’ retirement benefits	30,928	20,592	(10,336)
Increase (decrease) in other long-term liabilities	3,330	15,576	12,246
Other	9,541	65,685	56,144

Net cash provided by operating activities	¥1,269,360	¥1,390,442	¥121,082

–  15  –

	Millions of yen
	2015	2016	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(634,850)	¥(638,891)	¥(4,041)
Payments for intangibles	(180,705)	(196,713)	(16,008)
Proceeds from sales of property, plant and equipment	33,159	21,480	(11,679)
Payments for purchases of non-current investments	(26,287)	(23,484)	2,803
Proceeds from sales and redemptions of non-current investments	20,845	42,097	21,252
Acquisitions of subsidiaries, net of cash acquired	(109,540)	(10,474)	99,066
Payments for purchases of short-term investments	(13,828)	(79,097)	(65,269)
Proceeds from redemptions of short-term investments	12,691	24,462	11,771
Other	(20,959)	(15,909)	5,050

Net cash used in investing activities	(919,474)	(876,529)	42,945

Cash flows from financing activities:
Proceeds from issuance of long-term debt	297,062	149,354	(147,708)
Payments for settlement of long-term debt	(339,832)	(201,187)	138,645
Proceeds from issuance of short-term debt	2,943,685	1,987,414	(956,271)
Payments for settlement of short-term debt	(2,919,457)	(1,936,943)	982,514
Dividends paid	(95,274)	(125,768)	(30,494)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(85,126)	(267,514)	(182,388)
Acquisitions of shares of subsidiaries from noncontrolling interests	(4,202)	(113,838)	(109,636)
Other	12,118	(53,917)	(66,035)

Net cash used in financing activities	(191,026)	(562,399)	(371,373)

Effect of exchange rate changes on cash and cash equivalents	1,382	(22,670)	(24,052)

Net increase (decrease) in cash and cash equivalents	160,242	(71,156)	(231,398)

Cash and cash equivalents at beginning of period	849,174	1,088,275	239,101

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries	2,028	(2,638)	(4,666)

Cash and cash equivalents at end of period	¥1,011,444	¥1,014,481	¥3,037

–  16  –

(4) Going Concern Assumption

None

(5) Business Segments

SIX-MONTH PERIOD ENDED SEPTEMBER 30

1.	Operating revenues

	(Millions of yen)
	2015	2016	Increase (Decrease)
Regional communications business
External customers	¥1,441,150	¥1,352,117	¥(89,033)
Intersegment	239,420	268,316	28,896

Total	1,680,570	1,620,433	(60,137)

Long distance and international communications business
External customers	1,056,567	995,603	(60,964)
Intersegment	40,673	43,242	2,569

Total	1,097,240	1,038,845	(58,395)

Mobile communications business
External customers	2,193,723	2,264,457	70,734
Intersegment	21,305	23,579	2,274

Total	2,215,028	2,288,036	73,008

Data communications business
External customers	700,644	713,590	12,946
Intersegment	45,069	48,466	3,397

Total	745,713	762,056	16,343

Other business
External customers	196,874	198,561	1,687
Intersegment	370,886	369,047	(1,839)

Total	567,760	567,608	(152)

Elimination	(717,353)	(752,650)	(35,297)

Consolidated total	¥5,588,958	¥5,524,328	¥(64,630)

2. Segment profit
	(Millions of yen)
	2015	2016	Increase (Decrease)
Segment profit
Regional communications business	¥154,611	¥232,247	¥77,636
Long distance and international communications business	47,600	42,180	(5,420)
Mobile communications business	461,166	583,738	122,572
Data communications business	38,185	35,888	(2,297)
Other business	27,635	29,691	2,056

Total segment profit	729,197	923,744	194,547

Elimination	4,267	2,740	(1,527)

Consolidated total	¥733,464	¥926,484	¥193,020

–  17  –

THREE-MONTH PERIOD ENDED SEPTEMBER 30

1.	Operating revenues

	(Millions of yen)
	2015	2016	Increase (Decrease)
Regional communications business
External customers	¥723,170	¥678,741	¥(44,429)
Intersegment	120,897	138,799	17,902

Total	844,067	817,540	(26,527)

Long distance and international communications business
External customers	558,374	496,925	(61,449)
Intersegment	20,731	22,900	2,169

Total	579,105	519,825	(59,280)

Mobile communications business
External customers	1,127,354	1,167,395	40,041
Intersegment	10,810	11,971	1,161

Total	1,138,164	1,179,366	41,202

Data communications business
External customers	361,826	362,963	1,137
Intersegment	23,652	25,611	1,959

Total	385,478	388,574	3,096

Other business
External customers	111,777	101,565	(10,212)
Intersegment	188,819	193,895	5,076

Total	300,596	295,460	(5,136)

Elimination	(364,909)	(393,176)	(28,267)

Consolidated total	¥2,882,501	¥2,807,589	¥(74,912)

2. Segment profit
	(Millions of yen)
	2015	2016	Increase (Decrease)
Segment profit
Regional communications business	¥83,480	¥104,456	¥20,976
Long distance and international communications business	26,380	15,162	(11,218)
Mobile communications business	226,400	285,425	59,025
Data communications business	19,327	14,020	(5,307)
Other business	17,320	17,361	41

Total segment profit	372,907	436,424	63,517

Elimination	1,800	2,665	865

Consolidated total	¥374,707	¥439,089	¥64,382

As indicated in “2(3) Change of accounting policy,” effective April 1, 2016, NTT and its subsidiaries in Japan adopted the straight-line method of depreciation and made changes to the residual carrying amount of property, plant, and equipment where necessary.

As a result of the change in depreciation method, segment profit on a consolidated basis for the six months ended September 30, 2016 increased by ¥51,221 million for “Regional communications business,” ¥4,354 million for “Long distance and international communications business,” ¥69,430 million for “Mobile communications business,” ¥2,187 million for “Other,” decreased by ¥529 million for “Data communications business,” and increased by ¥126,663 million for “total.” Segment profit on a consolidated basis for the three months ended September 30, 2016 increased by ¥23,621 million for “Regional communications business,” ¥1,812 million for “Long distance and international communications business,” ¥36,049 million for “Mobile communications business,” ¥297 million for “Data communications business,” ¥1,261 million for “Other,” and ¥63,039 million for “total.”

–  18  –

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 24, 2016
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥125,768 million
Cash dividends per share	¥60
Record date	March 31, 2016
Date of payment	June 27, 2016

Cash dividends declared

Resolution	The Board of Directors’ meeting on November 11, 2016
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥122,225 million
Cash dividends per share	¥60
Record date	September 30, 2016
Date of payment	December 12, 2016

2. Treasury stock

On May 13, 2016, the board of directors resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017. Based on this resolution, NTT repurchased 59,038,100 shares of its common stock at ¥267,384 million on June 14, 2016 using the ToSTNeT-3, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

(7) Subsequent events

Acquisitions of Dell Systems Corporation and Other Companies, and IT Services-Related Assets

On November 2, 2016 (U.S. time), NTT DATA, a subsidiary of NTT, acquired 100% of the outstanding shares of Dell Systems Corporation, Dell Technology & Solutions Limited, and Dell Services Pte. Ltd., and 100% of the equity interests of U.S. Services L.L.C., from Dell Inc., through three of its subsidiaries including NTT DATA, Inc., and such companies became its consolidated subsidiaries. In addition, NTT DATA acquired Dell Group’s IT services-related assets, mainly located in North America, through three of its subsidiaries including NTT DATA, Inc. The total acquisition cost for these acquisitions was US$2,999 million.

Through these acquisitions, NTT DATA intends to expand its business in various industries in North America and enhance its cloud services and BPO services using cutting-edge technology.

These acquisitions will be recorded in accordance with the acquisition method. However, as the initial accounting for the business combination has not been completed at the time of the announcement of these consolidated financial results, further details have not yet been disclosed.

NTT DOCOMO’s repurchase of its common stock

On April 28, 2016, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016. Based on this resolution, NTT DOCOMO repurchased 2,006,600 shares of its common stock at ¥5,113 million by way of market purchases based on the discretionary dealing contract in October 2016. As a result, NTT’s ownership interest in NTT DOCOMO slightly increased. NTT expects to recognize the difference between the consideration paid to the non-controlling interest holders and the decrease in the carrying value of such non-controlling interests resulting from this transaction as an adjustment to “Additional paid-in capital” in the consolidated balance sheet as of December 31, 2016.

–  19  –

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2016	September 30, 2016
ASSETS
Current assets:
Cash and bank deposits	119	592
Accounts receivable, trade	1,573	218
Supplies	337	387
Subsidiary deposits	177,796	56,874
Other	371,541	312,058

Total current assets	551,369	370,130

Fixed assets:
Property, plant and equipment	150,044	144,967
Intangible fixed assets	16,609	12,590
Investments and other assets
Investments in subsidiaries and affiliated companies	5,083,451	5,096,927
Long-term loans receivable to subsidiaries	1,211,416	1,200,894
Other	39,171	37,077

Total investments and other assets	6,334,039	6,334,899

Total fixed assets	6,500,693	6,492,457

TOTAL ASSETS	7,052,062	6,862,588

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  20  –

(Reference)

	Millions of yen
	March 31, 2016	September 30, 2016
LIABILITIES
Current liabilities:
Accounts payable, trade	709	74
Current portion of corporate bonds	170,000	159,722
Current portion of long-term borrowings	106,600	100,600
Accrued taxes on income	601	9,855
Deposits received from subsidiaries	54,113	57,786
Other	24,669	25,512

Total current liabilities	356,693	353,551

Long-term liabilities:
Corporate bonds	686,391	626,693
Long-term borrowings	1,205,874	1,205,074
Long-term borrowings from subsidiaries	50,000	100,000
Liability for employees’ retirement benefits	31,233	31,936
Asset retirement obligations	1,405	1,419
Other	2,540	2,476

Total long-term liabilities	1,977,445	1,967,600

TOTAL LIABILITIES	2,334,138	2,321,152

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,108,698	1,200,727
Treasury stock	(883)	(268,347)

Total shareholders’ equity	4,718,591	4,543,156

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(666)	(1,721)

Total unrealized gains (losses), translation adjustments, and others	(666)	(1,721)

TOTAL NET ASSETS	4,717,924	4,541,435

TOTAL LIABILITIES AND NET ASSETS	7,052,062	6,862,588

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  21  –

(Reference)

(2) Non-Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2015	2016
Operating revenues	256,587	301,930
Operating expenses	61,348	60,251

Operating income	195,239	241,678

Non-operating revenues:
Interest income	8,105	6,410
Lease and rental income	5,243	5,200
Miscellaneous income	824	752

Total non-operating revenues	14,173	12,363

Non-operating expenses:
Interest expenses	6,354	5,945
Corporate bond interest expenses	6,573	5,108
Miscellaneous expenses	2,683	3,592

Total non-operating expenses	15,611	14,646

Recurring profit	193,801	239,395

Special losses	—	21,063

Income before income taxes	193,801	218,332

Income taxes	619	534

Net income	193,181	217,797

(Reference) Major components of operating revenues
Dividends received	191,745	237,421
Revenues from group management	9,252	10,546
Revenues from basic R&D	50,999	50,000

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  22  –

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

–  23  –

Attachment

Nippon Telegraph and Telephone Corporation

November 11, 2016

NTT’s Shares and Shareholders (as of September 30, 2016)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	259	69	5,638	1,491	759	689,599	697,819	—
Total Shares (Units)	6,791,447	3,645,577	191,743	240,076	6,313,765	8,822	3,745,673	20,937,103	2,684,170
%	32.44	17.41	0.92	1.15	30.16	0.04	17.89	100.00	—

Notes:
(1)	The total number of units held by “Domestic Individuals, etc.” includes 593,105 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes 86 shares of treasury stock. 59,310,586 shares of treasury stock are recorded in the shareholders’ register; the actual number of shares of treasury stock as of September 30, 2016 was 59,309,986.
(2)	The total number of units held by “Other Domestic Corporations” includes 295 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center.
(3)	There were 186,322 shareholders who only own shares representing less than one unit.

2.	Classification by Number of Shares

	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
Details	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	569	269	1,321	2,067	58,745	83,621	551,227	697,819	—
%	0.08	0.04	0.19	0.30	8.42	11.98	78.99	100.00	—
Total Shares (Units)	17,510,173	187,263	262,301	133,169	932,207	553,251	1,358,739	20,937,103	2,684,170
%	83.63	0.89	1.25	0.64	4.45	2.64	6.49	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 593,105 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes 86 shares of treasury stock.
(2)	“At Least 100 Units” includes 295 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	679,123	32.39
Japan Trustee Services Bank, Ltd. (Trust Account)	88,809	4.24
The Master Trust Bank of Japan, Ltd. (Trust Account)	64,695	3.09
JP Morgan Chase Bank 380055	35,584	1.70
Moxley and Co LLC	30,813	1.47
State Street Bank and Trust Company	29,666	1.42
Japan Trustee Services Bank, Ltd. (Trust Account 9)	26,076	1.24
JP Morgan Chase Bank 385632	19,599	0.93
State Street Bank and Trust Company 505202	19,427	0.93
The Bank of New York Mellon SA/NV 10	17,623	0.84

Total	1,011,420	48.25

Notes:

(1)	Shareholdings is rounded down to the nearest thousand.
(2)	NTT’s holdings of treasury stock (59,309,986 shares) are not included in the above table.
(3)	Percentage of Total Shares Issued includes treasury stock.

–  24  –

Financial Results for the Six Months Ended September 30, 2016

November 11, 2016

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

“E” in this material represents that the figure is a plan or projection for operation.

“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

“2Q” in this material represents the 6-month period beginning on April 1 and ending on September 30.

Financial Results for the Six Months Ended September 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2016/2Q Highlights

Consolidated Results of Operations

Operating Revenues

Operating Income

Net Income *1

¥5,524.3 billion

(¥64.6 billion [1.2%] decrease year-on-year)

¥926.5 billion

(¥193.0 billion [26.3%] increase year-on-year)

¥476.1 billion

(¥98.8 billion [26.2%] increase year-on-year)

Overseas Results of Operations

Overseas Sales:

Yen-based    : ¥868.4 billion (¥61.2 billion [6.6%] decrease year-on-year)

US dollar-based    : US$7.98 billion (US$0.25 billion [3.2%] increase year-on-year)

Overseas Operating Income*2:

Yen-based    : ¥36.9 billion (¥1.8 billion [4.7%] decrease year-on-year)

US dollar-based    : US$0.34 billion (US$0.02 billion [5.3%] increase year-on-year)

*1 Net income represents net income attributable to NTT, excluding noncontrolling interests.

*2 Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets.

*3 In this document, unless otherwise noted, listed numbers are totals for the first half of the fiscal year (from April 1 to September 30).

Financial Results for the Six Months Ended September 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

FY2016/2Q Topics

Expansion of Global Cloud Services

Cross-selling Order Volume    : US$0.73 billion

Enhanced Operating Revenues from Network Services

Expansion of NTT’s user base

72.94 million mobile phone subscribers (net increase of 1.98 million subscribers), including 33.42 million subscribers to “Kake-hodai & Pake-aeru” (net increase of 3.71 million subscribers)

19.70 million FTTH subscribers (net increase of 0.44 million subscribers), including 6.92 million subscribers to the “Hikari Collaboration Model” (opened connections of 2.50 million subscribers (0.95 million new subscribers and 1.54 million subscribers who switched subscriptions from FLET’S Hikari to the Hikari Collaboration Model))

Growing number of Wi-Fi area owners*: 488

(+95 increase compared to end of FY2015)

* Total number of large-scale corporate or local government customers. Excludes small-scale restaurants, etc.

Financial Results for the Six Months Ended September 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2016 Contributing Factors by Segment

Operating Revenues **(Year-on-year: (64.6))**

(Billions of yen)

5,589.0
FY2015 4-9
Regional communications business
60.1
Long distance and international communications business
58.4
Mobile communications business
73.0
Data communications business
16.3
Other business *
35.4
5,524.3
FY2016 4-9
〔FY2016 4-9〕
〔1,620.4〕
〔1,038.8〕
〔2,288.0〕
〔762.1〕

Operating Income **(Year-on-year : +193.0)**

733.5
FY2015 4-9
Regional communications business
77.6
Long distance and international communications business
5.4
Mobile communications business
122.6
Data communications business
2.3
Other business *
0.5
926.5
FY2016 4-9
〔FY2016 4-9〕
〔232.2〕
〔42.2〕
〔583.7〕
〔35.9〕

*Includes adjustments such as elimination

—4—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2016 Contributing Factors by Segment

Regional communications business: Operating income increased due to an improvement in balance between revenues and expenses resulting from a shift to the Hikari Collaboration Model, among other factors.

Long distance and international communications business: Operating income decreased due to impairment loss and other temporary expenses; subsidiary growth and cost efficiency improvement continued to make progress.

Mobile communications business: Operating income increased due to an increase of revenues in the mobile communications and “Smart Life” areas and cost efficiency improvement.

Data communications business: Operating income decreased due to temporary M&A-related expenses; sales increased and cost rate improved.

Operating Revenues    (Year-on-year: (64.6)) (Billions of yen)

Regional    Long distance andData

communications    international MobilecommunicationsOther

business    communicationscommunicationsbusinessbusiness *

60.1    businessbusiness35.4

5,589.0     58.473.016.35,524.3

[FY2016 4-9]

[1,620.4]    [1,038.8] [2,288.0] [762.1]

FY2015 4-9     FY2016 4-9

Operating Income    (Year-on-year : +193.0) MobileData

    communicationscommunicationsOther

Regional    Long international distance andbusinessbusinessbusiness *

communications    communications

business    business122.62.30.5

77.6    5.4926.5

733.5

[FY2016 4-9]

[232.2]    [42.2] [583.7] [35.9]

FY2015 4-9     FY2016 4-9

*Includes adjustments such as elimination

Financial Results for the Six Months Ended September 30, 2016     —4—Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2016 Consolidated Forecasts

Consolidated Revenues and Income Plan

Operating    Revenues :¥11,410.0 billion

    (¥40.0billion decrease from initial forecast)

Operating    Income :¥1,470.0 billion

    (¥40.0billion increase from initial forecast)

Net Income*    : ¥770.0 billion

    (¥20.0billion increase from initial forecast)

EPS (FY2016)    : ¥376

(¥13 increase from initial forecast)

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Six Months Ended September 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

Operating Revenues (Compared to Initial Forecast: (40.0))

(Billions of yen)

11,450.0
Regional communications business
10.0
Long distance and international communications business
60.0
Mobile communications business
10.0
Data communications business
20.0
Other business *
0.0
11,410.0
FY2016E (Revised Forecast)
〔3,280.0〕
〔2,160.0〕
〔4,610.0〕
〔1,650.0〕
FY2016E (Initial Forecast)
FY2016E (Revised Forecast)

Operating Income (Compared to Initial Forecast: +40.0)

1,430.0
Regional communications business
30.0
Long distance and international communications business
10.0
Mobile communications business
30.0
Data communications business
20.0
Other business *
10.0
1,470.0
FY2016E (Revised Forecast)
〔320.0〕
〔100.0〕
〔935.0〕
〔100.0〕
FY2016E (Initial Forecast)
FY2016E (Revised Forecast)

*Includes adjustments such as elimination

−6−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2016 Forecast Summary by Segment (compared to Initial Forecasts)

Regional communications business: Operating income is expected to increase due to cost efficiency improvement.

Long distance and international communications business: Operating income is expected to decrease due to impairment loss and other temporary expenses; subsidiary growth and cost efficiency improvement are expected to continue to make progress.

Mobile communications business: Operating income is expected to increase due to increased revenues in mobile communications and further cost efficiency improvement.

Data communications business: Operating income is expected to decrease due to temporary M&A-related expenses; sales are expected to increase.

Operating Revenues    (Compared to Initial Forecast: (40.0)) (Billions of yen)

    RegionalLong distance and

communications    international

    businesscommunications business

    10.060.0Mobile communications Data communications Other

    businessbusinessbusiness *

11,450.0     10.020.00.011,410.0

FY2016E

(Revised Forecast)

[3,280.0]    [2,160.0] [4,610.0] [1,650.0]

FY2016E     FY2016E

(Initial Forecast)     (Revised Forecast)

Operating Income    Compared to Initial Forecast: +40.0)

    RegionalLong distance andMobile communicationsData communicationsOther

communications    internationalbusinessbusinessbusiness *

    businesscommunications business

    30.010.030.020.010.01,470.0

1,430.0    FY2016E

(Revised Forecast)

[320.0]    [100.0] [935.0] [100.0]

FY2016E     FY2016E

(Initial Forecast)     (Revised Forecast)

*Includes adjustments such as elimination

Financial Results for the Six Months Ended September 30, 2016    —6— Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress on

Medium-Term Management Strategy “Towards the Next Stage 2.0”

Progress toward Financial Targets (FY2017)

	Results Forecasts (FY2016 ending March 31, 2017)	Medium Term Targets (FY2017 ending March 31, 2018)
EPS Growth	¥376	At least ¥400 Original target at the announcement of "2.0"(May 2015): At least ¥350 (¥1.4 trillion in consolidated profits)
Streamlining Capital Investment (Domestic Network Business*) [compared to FY2014]	¥150 billion	At least ¥200 billion
Cost Reductions** (in fixed-line/mobile access networks) [compared to FY2014]	¥650 billion	At least ¥800 billion Original target at the announcement of "2.0"(May 2015): At least ¥600 billion
Overseas Sales/Operating Income***	$17.6B/$0.9B	$22B/$1.5B

–7–

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress toward Financial Targets (FY2017)

Results    Medium Term

Forecasts    Targets

(FY2016 ending March 31, 2017)    (FY2017 ending March 31, 2018)

EPS Growth    ¥376 At least ¥400

    Original target at the announcement

    of “2.0”(May 2015):

    At least ¥350

    (¥1.4 trillion in consolidated profits)

(Domestic Network Business*)    ¥150 billion At least ¥200 billion

Cost Reductions**    ¥650 billion t least ¥800 billion

(in fixed-line/mobile access networks)     Original target at the announcement

    of “2.0”(May 2015):

    At least ¥600 billion

Overseas Sales/Operating Income***    $17.6B/$0.9B $22B/$1.5B

Excludes NTT Com’s data centers and certain other assets.

Does not reflect the impact of the change in depreciation method.

Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets

Financial Results for the Six Months Ended September 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation —7—

Progress of Global Business Initiatives

NTT

Accomplishments of Working Group Initiatives

Sales/Marketing

■ Enhanced sales capabilities to promote customers' digital transformation

- Organized GTM* account support team across NTT Group
- Established sales collaboration platform
- Achieved record TCV** of cross-selling in first half of FY2016

* Go-to-market

** Total contract value

Service/Operation

■ Enriched NTT Group's total value proposition

- Established NTT Security to strengthen service capabilities
- Packaged services across OpCo's to deliver stronger joint value proposition for customers (e.g. networks and data centers)
- • Accelerate an aligned Group-wide cloud strategy
  • Coordinate delivery processes for common services across OpCo's

Procurements

- Refined common specifications
- Leveraged volume to obtain better discounts

—8—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Global Business Initiatives

Accomplishments of Working Group Initiatives

    Enhanced sales capabilities to promote customers’ digital transformation

Organized GTM*    Achieved record TCV**

    Established sales

account support team    of cross-selling

collaboration platform

across NTT Group    in first half of FY2016

Sales/Marketing    * Go-to-market ** Total contract value

    Enriched NTT Group’s total value proposition

Packaged services across     Accelerate an aligned

Established    Group-wide cloud

OpCo’s to deliver stronger

NTT Security    strategy

joint value proposition for

to strengthen service     Coordinate delivery

customers (e.g. networks

capabilities    processes for common

Service/Operation     and data centers)services across OpCo’s

    Reduced costs by leveraging NTT Group’s total purchase volume

Refined common    Leveraged volume to

Procurements    specifications obtain better discounts

Financial Results for the Six Months Ended September 30, 2016    —8— Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of B2B2X Initiatives

NTT

April 2015 福岡市 FUKUOKA CITY

June 2015 Panasonic

Sept. 2015 札幌市 City of Sapporo

Oct. 2015 HITACHI Inspire the Next

April 2016 松竹

Integration of Kabuki and the cutting-edge ICT

June 2016 Kubota

July 2016 J.LEAGUE DAZN

Cooperation on Smart Stadium Project

July 2016 FANUC

Optimization of Manufacturing/Production Processes with IoT

Sept. 2016 SAP

Safe Driving Control Solutions Integrating Biometric Information

—9—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of B2B2X Initiatives

April 2015    June 2015

    July 2016

    Optimization of

    Manufacturing/Production

Sept. 2015    July 2016 DAZNProcesses with IoT

Cooperation on

Oct. 2015    Smart Stadium Project Sept. 2016

    Safe Driving Control

April 2016     Solutions Integrating

    Biometric Information

Integration of Kabuki and

the cutting-edge ICT

June 2016

ICT Solutions for Agriculture and

Water Infrastructure Combining

AI and IoT Technologies

B
NTT Group
Partners
Provide New Tools with Partners
AI, IoT
B
Service Providers
(Cross-Industry Collaboration)
Main Players
Enrich User Experiences
Resolve Social Issues
Create New Services through Cross-Industry Collaboration
X
Individual consumers
Members
Viewers
Visitors
Companies
Manufacturers
Shops

－10－

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Direction of Initiatives for the B2B2X Model

Support business model transformation for service providers to create new value, which leads to lifestyle transformations of service users

Enrich User

Experiences

Individual

NTT

Provide New

Service

consumers

Tools with

Resolve

Group

Partners

Providers

Social

Issues

(Cross-Industry

Viewers

Collaboration)

Visitors

AI, IoT

Create New

Companies

Partners

Services through

Manufacturer

Cross-Industry

Shops

Collaboration

Financial Results for the Six Months Ended September 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Tokyo 2020 Legacy

- Making Medals from “Urban Mines” through Public Participation -

As a Gold Partner* of the Tokyo 2020 Olympic and Paralympic Games (“Tokyo 2020”), in order to contribute to the Tokyo 2020 legacy, NTT proposes the “Public Participation Medal Making Plan,” which promotes the creation of environment-friendly society through the recycling of rare resources (“urban mines”) and growing levels of environmental awareness.

* NTT is the Tokyo 2020 Gold Partner(Telecommunications Services).

The Tokyo Organising Committee of the Olympic and Paralympic Games plans to collect old mobile phones, smartphones and tablets from people nationwide to make gold, silver and bronze medals for Tokyo 2020.

Under a mutual agreement with the Organising Committee, NTT will collect those devices across Japan through NTT DOCOMO’s existing collection channels (such as docomo Shops), will facilitate the transportation and refining of such devices, and will deliver the material of medals to the Organising Committee.

(Note) NTT DOCOMO has been recycling devices on a consistent basis through its 2,400 stores nationwide.

    NTOrganising

    Committee

Used Devices    Collection TransportationRefinementMedal

(At docomo Shops, etc.)    (Ensuring traceability)(Separating, processing,production,

    refining, etc.)etc.

Financial Results for the Six Months Ended September 30, 2016    —11— Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

NTT

Number of Subscribers *1*2

FLET'S ADSL
FLET'S Hikari (including Hikari Collaboration Model)
Hikari Denwa
(Thousands)
22,000
20,000
18,000
16,000
14,000
12,000
0
20,113
1,162
18,951
[1,322]
17,243
20,161
1,125
19,036
[2,348]
17,293
20,248
1,090
19,157
[3,478]
17,335
20,312
1,053
19,259
[4,691]
17,374
20,540
1,019
19,520
[5,912]
17,451
20,691
987
19,704
[6,917]
17,545
20,855
896
19,959
[8,541]
17,574
2015.6
2015.9
2015.12
2016.3
2016.6
2016.9
2017.3E

Changes from the Preceding Quarter

(Thousands)

		FY2015				FY2016			FY2015	FY2016E
		4-6	7-9	10-12	1-3	4-6	7-9	4-9		
FLET'S Hikari *1		235	85	121	102	261	183	445	543	700
	Number of opened connections *3	810	559	580	669	786	649	1,435	2,619	2,700
FLET'S ADSL		(58)	(37)	(35)	(37)	(34)	(32)	(66)	(167)	(157)
Hikari Denwa *4 *5		135	50	42	39	77	93	170	267	200

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

FLET’S ADSL

Number of Subscribers *1*2

Collaboration FLET’S Hikari Model) (including Hikari

(Thousands)

Hikari Denwa

22,000

20,540

20,691

20,855

20,113

20,161

20,248

20,312

896

20,000

1,019

987

1,162

1,125

1,090

1,053

19,704

19,959

19,520

18,951

19,036

19,157

19,259

[6,917]

[8,541]

18,000

[1,322]

[2,348]

[3,478]

[4,691]

[5,912]

16,000     17,545

17,243    17,29317,33517,37417,451

14,000

12,000

2015.6    2015.92015.122016.32016.62016.9

Changes from the Preceding Quarter

    FY2015FY2016

4-6    7-910-121-34-67-94-9

FLET’S Hikari *1    235 85121102261183445

Number of

opened * 3    810 5595806697866491,435

connections

FLET’S ADSL    (58) (37)(35)(37)(34)(32)(66)

Hikari Denwa *4 *5    135 5042397793170

17,574

*1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S

2017.3E

(Thousands)

FY2015    FY2016E

543    700

2,619    2,700

(167)    (157)

267    200

Hikari Lightplus, and FLET’S Hikari WiFi

Hikari WiFi Access provided by NTT West,

and

wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West.

*2 Figures in [ ] represent the number of subscribers to “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.

*3 Number of opened connections excludes openings as a result of relocations.

*4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West.

*5 Numbers of Hikari Denwa subscribers are presented in thousands of channels.

Financial Results for the Six Months Ended September 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

NTT

Number of Subscribers*

(Thousands)
LTE("Xi")
FOMA
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
67,532
68,494
69,602
70,964
71,614
72,943
74,800
32,609
34,504
36,293
38,679
39,893
41,281
45,100
34,923
33,989
33,309
32,285
31,721
31,662
29,700
2015.6
2015.9
2015.12
2016.3
2016.6
2016.9
2017.3E

Changes from the Preceding Quarter

(Thousands)

	FY2015				FY2016			FY2015	FY2016E
	4-6	7-9	10-12	1-3	4-6	7-9	4-9		
LTE("Xi")+FOMA	936	962	1,108	1,362	650	1,330	1,980	4,368	3,800

―13―

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

Number of Subscribers *

(Thousands)     LTE(“Xi”)

    FOMA

80,000

    74,800

70,000    67,532 68,49469,60270,96471,61472,943

60,000

50,000    32,609 34,50436,29338,67939,89341,28145,100

40,000

30,000

20,000

34,923    33,98933,30932,28531,72131,66229,700

10,000

0

2015.6    2015.92015.122016.32016.62016.92017.3E

Changes from the Preceding Quarter

    (Thousands)

    FY2015FY2016

4-6    7-910-121-34-67-94-9FY2015FY2016E

LTE(“Xi”)+FOMA    936 9621,1081,3626501,3301,9804,3683,800

* The number of subscribers for Mobile Broadband    Services includes communications module service subscribers

Financial Results for the Six Months Ended September 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

FLET'S TV*1*2
Hikari TV
(Thousands)
5,000
4,000
3,000
2,000
1,000
0
4,416
4,442
4,464
4,484
4,492
4,505
4,516
1,378
1,398
1,417
1,432
1,445
1,464
1,456
3,038
3,043
3,047
3,052
3,047
3,041
3,060
2015.6
2015.9
2015.12
2016.3
2016.6
2016.9
2017.3E

—14—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

    FLET’S TV *1 *2

(Thousands)     Hikari TV

5,000

4,416    4,4424,4644,4844,4924,5054,516

4,000

1,378    1,3981,4171,4321,4451,4641,456

3,000

2,000

3,038    3,0433,0473,0523,0473,0413,060

1,000

0

2015.6    2015.92015.122016.32016.62016.92017.3E

* 1    “FLET’S TV” requires a subscription to “FLET’S TV Transmission Services” provided by NTT East and NTT West, and a subscription to SKY Perfect JSAT’s “SKY Perfect JSAT

Facility Use Services” broadcast service.

* 2    Numbers of subscribers to “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

Financial Results for the Six Months Ended September 30, 2016     —14—Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Financial Information

Details of Consolidated Statement of Income

Operating Revenues (Year-on-year: (64.6))

(Billions of yen)

5,589.0
Voice related services revenues
26.4
Fixed voice : (48.3)
Mobile voice : + 21.9
SI revenues and sales of telecommunications equipment
81.0
Systems Integration: (40.2)
Telecommunications equipment: (40.7)
IP/packet communications services revenues
26.1
Other revenues
16.6
5,524.3
FY2015 4-9
FY2016 4-9

Operating Expenses (Year-on-year: (257.7))

4,855.5
156.0
Depreciation expenses and loss on disposal of assets
Expenses for purchase of goods and services and other expenses
96.0
Personnel expenses
19.5
Other expenses
13.9
4,597.8
FY2015 4-9
FY2016 4-9

―15―

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Statement of Income

Operating

Revenues (Year-on-year: (64.6))     (Billions of yen)

Voice related    SI revenues and sales

services revenues    of telecommunications

26.4    equipmentcommunications IP/packetOther revenues

Fixed voice :    (48.3)81.0services revenues16.6

Mobile voice :    + 21.926.1

5,589.0     Systems Integration:(40.2)5,524.3

    Telecommunications

    equipment:(40.7)

FY2015 4-9     FY2016 4-9

Operating

Expenses (Year-on-year: (257.7))

156.0    Expenses of goods and for purchase services

    and other expenses

4,855.5    expenses Depreciation and loss on 96.0Personnel expensesOther expenses

disposal of assets    19.53.94,597.8

FY2015 4-9     FY2016 4-9

Financial Results for the Six Months Ended September 30, 2016    —15— Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Balance Sheet

March 31, 2016
September 30, 2016
(Billions of yen)
21,035.9
Assets
21,035.9
Cash and Cash Equivalents
1,088.3
Notes and accounts receivable, trade
2,733.1
Depreciable Assets
(property, plant and equipment)
7,896.5
Liabilities
9,750.8
Interest-Bearing Debt
4,163.3
Accounts payable, trade
1,572.8
Other
45.1
Equity
11,240.1
Treasury Stock
(0.9)
20,447.3
Assets
20,447.3
[(588.7)]
Cash and Cash Equivalents
1,014.5
[(73.8)]
Notes and accounts receivable, trade
2,421.9
[(311.3)]
Depreciable Assets
(property, plant and equipment)
7,770.6
[(125.9)]
Liabilities
9,262.0
[(488.7)]
Interest-Bearing Debt
4,091.8
[(71.5)]
Accounts payable, trade
1,144.2
[(428.6)]
Other
48.8 [+3.8]
Equity
11,136.4
[(103.7)]
Treasury Stock
(268.3)
[(267.5)]

–16–

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Balance Sheet

March 31, 2016

(Billions of yen)

21,035.9

Assets

21,035.9

Cash and Cash Equivalents 1,088.3

Notes and accounts receivable, trade 2,733.1

Depreciable Assets

(property, plant and equipment)

7,896.5

September 30, 2016

20,447.3

Assets

20,447.3

[(588.7)]

Cash and Cash Equivalents 1,014.5

[(73.8)]

Notes and accounts receivable, trade 2,421.9

[(311.3)]

Depreciable Assets

(property, plant and equipment)

7,770.6

[(125.9)]

Liabilities

9,262.0

[(488.7)]

Interest 4,091 -Bearing .8 Debt [(71.5)]

Accounts 1,144 payable, .2 trade [(428.6)] Other

48.8 [+3.8]

Equity

11,136.4

[(103.7)]

Treasury Stock (268.3)

[(267.5)]

Financial Results for the Six Months Ended September 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
(Billions of yen)
2,000
1,000
0
(1,000)
(2,000)
1,269.4
1,390.4
+121.1
Increase in net income [+ 127.9]
(919.5)
(876.5)
+42.9
Acquisitions/Sales of property, plant, equipment and intangibles [(31.7)]
Acquisitions of subsidiaries [+99.1]
349.9
513.9
+164.0
(191.0)
(562.4)
(371.4)
Increase/Decrease in debt [+17.2]
Acquisition of treasury stock [(182.4)]
Acquisition of shares of subsidiaries [(109.6)]
FY2015 4-9
FY2016 4-9
Increase/Decrease from the same period of the previous fiscal year

—17—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from    Cash flows from FCFCash flows from

operating    investing (A) + (B)financing

activities    activities activities

(A)     (B)

    (Billions of yen)

2,000

1,390.4    +42.9

1,269.4    Acquisitions/Sales of

1,000    property, plant, equipment +164.0

and intangibles

[(31.7)]

Acquisitions of subsidiaries    513.9

[+99.1]    349.9

0

+121.1     (191.0)

Increase in net income     (562.4)

[+ 127.9]

(1,000)    (919.5) (876.5)(371.4)

    Increase/Decrease in debt [+17.2]

    Acquisition of treasury stock [(182.4)]

    Acquisition of shares of subsidiaries [(109.6)]

(2,000)

    Increase/Decrease from the same

    period of the previous fiscal year

FY2015 4-9 FY2016 4-9

Financial Results for the Six Months Ended September 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

NTT

Details of Capital Investment

(Billions of yen)
1,817.5
753.5
85.2
58.1
49.0
140.0
128.7
292.5
1,687.2
645.6
88.8
58.2
55.0
121.4
102.7
219.5
1,710.0
(10.0)
1,720.0
665.8
97.1
67.6
57.4
103.0
94.6
246.1
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)
FY2014 4-9
FY2014
FY2015 4-9
FY2015
FY2016 4-9
FY2016E
FY2016E (Initial Forecast)

－18－

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Capital Investment

(Billions of yen)    1,817.5

    (10.0)1,720.0

    1,687.21,710.0

753.5

85.2

58.1

Other    49.0 88.897.1

NTT DATA

(Consolidated)     58.267.6

NTT Communications    140.0 55.057.4

NTT West

NTT East     121.4103.0

NTT DOCOMO    128.7

(Consolidated)

    102.794.6

292.5

    219.5246.1

FY2014 4-9    FY2015 4-9FY2016 4-9

FY2014    FY2015FY2016EFY2016E

    (Initial Forecast)

Financial Results for the Six Months Ended September 30, 2016    —18— Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Shareholder Returns

NTT

Share Buybacks

(Billions of yen)
120.0
86.2
100.0
366.5
539.4
94.4
200.0
381.7
150.0
406.5
338.1
93.6
267.4
FY 1999
FY 2002
FY 2003
FY 2004
FY 2005
FY 2007
FY 2008
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016 E

Dividends per Share

Pay-out ratio
(Yen)
25
30
30
40
45
55
60
60
70
80
85
90
110
120
12.3%
13.0%
17.1%
23.0%
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
31.4%
31.9%
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016 E

—19—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Share Buybacks     (Billions of yen)

539.4

    406.5

366.5    381.7267.4

    338.1

    200.0

120.0     150.0

86.2 100.0    94.493.6

FY 1999    FY 2002 FY 2003 FY 2004 FY 2005 FY 2007FY 2008FY 2011FY 2012FY 2013FY 2014FY 2015FY 2016 E

Dividends per

Share     Pay-out ratio110120 (Yen)

Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015     90

    708085

    6060

    5538.2%37.2%38.0%

    404532.3%31.2%33.4%31.4% 31.9%

25    30 3023.27.5%

13.0%    0%

12.3%     19.5%

    17.1%

FY 2003    FY 2004 FY 2005FY 2006FY 2007 FY 2008FY 2009FY 2010FY 2011FY 2012FY 2013FY 2014FY 2015 FY 2016 E

Financial Results for the Six Months Ended September 30, 2016    —19—

November 11, 2016

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2016

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the six months ended September 30, 2016 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

5.	Revised Forecasts for the Fiscal Year Ending March 31, 2017

For inquiries, please contact:

Mr. Kenkichi Nakata or Mr. Masaki Akutsu

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	September 30, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	395,419	363,366	(32,052)
Antenna facilities	3,791	3,724	(67)
Terminal equipment	31,807	27,074	(4,733)
Local line facilities	835,446	841,575	6,128
Long-distance line facilities	3,353	2,978	(375)
Engineering facilities	595,052	586,320	(8,731)
Submarine line facilities	872	802	(70)
Buildings	420,792	410,991	(9,800)
Construction in progress	17,626	18,169	543
Other	263,272	260,228	(3,043)
Total property, plant and equipment	2,567,433	2,515,230	(52,203)
Intangible fixed assets	84,019	78,623	(5,396)
Total fixed assets - telecommunications businesses	2,651,453	2,593,853	(57,600)
Investments and other assets
Other investments and assets	187,503	186,651	(851)
Allowance for doubtful accounts	(913)	(865)	48
Total investments and other assets	186,589	185,786	(803)
Total fixed assets	2,838,043	2,779,640	(58,403)

Current assets:
Cash and bank deposits	8,675	6,880	(1,794)
Accounts receivable, trade	224,181	211,330	(12,851)
Supplies	26,221	24,983	(1,238)
Other current assets	341,341	360,518	19,176
Allowance for doubtful accounts	(442)	(396)	46
Total current assets	599,977	603,316	3,338

TOTAL ASSETS	3,438,021	3,382,956	(55,064)

	(Millions of yen)
	March 31, 2016	September 30, 2016		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	365,835		325,620	(40,215)
Liability for employees’ retirement benefits	235,919		243,994	8,074
Reserve for point services	8,574		10,006	1,431
Reserve for unused telephone cards	8,671		8,290	(380)
Allowance for environmental measures	5,289		5,289	—
Asset retirement obligations	1,092		919	(173)
Other long-term liabilities	23,092		31,087	7,994
Total long-term liabilities	648,475		625,207	(23,267)
Current liabilities:
Current portion of long-term borrowings from parent company	65,120		102,775	37,655
Accounts payable, trade	85,229		38,900	(46,328)
Accrued taxes on income	11,793	*	12,998	1,205
Allowance for environmental measures	2,601		2,600	(0)
Asset retirement obligations	—		28	28
Other current liabilities	428,764		364,433	(64,331)
Total current liabilities	593,508		521,736	(71,771)

TOTAL LIABILITIES	1,241,983		1,146,944	(95,039)

NET ASSETS
Shareholders’ equity:
Common stock	335,000		335,000	—
Capital surplus	1,499,726		1,499,726	—
Earned surplus	357,191		397,782	40,590
Total shareholders’ equity	2,191,918		2,232,509	40,590
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	4,119		3,502	(616)
Total unrealized gains (losses), translation adjustments, and others	4,119		3,502	(616)

TOTAL NET ASSETS	2,196,037		2,236,011	39,974

TOTAL LIABILITIES AND NET ASSETS	3,438,021		3,382,956	(55,064)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2015		Six months ended September 30, 2016		Increase (Decrease)	Year ended March 31, 2016
Telecommunications businesses:
Operating revenues		800,323		766,449	(33,873)	1,585,580
Operating expenses		707,797		650,977	(56,820)	1,444,775
Operating income from telecommunications businesses		92,525		115,471	22,946	140,804

Supplementary businesses:
Operating revenues		59,191		57,056	(2,134)	136,726
Operating expenses		49,739		48,736	(1,002)	115,702
Operating income from supplementary businesses		9,451		8,319	(1,132)	21,024
Operating income		101,977		123,791	21,814	161,828

Non-operating revenues:
Interest income		51		10	(40)	138
Dividends received		3,086		3,171	84	3,169
Gains on sales of fixed assets		7,437		13,571	6,134	7,789
Miscellaneous income		1,520		1,188	(332)	6,415
Total non-operating revenues		12,095		17,941	5,845	17,512

Non-operating expenses:
Interest expenses		2,500		2,357	(142)	4,987
Miscellaneous expenses		381		174	(207)	914
Total non-operating expenses		2,882		2,532	(350)	5,901
Recurring profit		111,190		139,200	28,010	173,439
Special losses		3,758		—	(3,758)	3,758
Income before income taxes		107,432		139,200	31,768	169,681
Income taxes	*	29,315	*	39,214	9,899	50,895
Net income		78,116		99,986	21,869	118,786

Note:	* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2016
Voice transmission services revenues (excluding IP services revenues)	218,262	201,403	(16,858)	(7.7)	427,802
Monthly charge revenues*	163,065	152,177	(10,887)	(6.7)	321,137
Call rates revenues*	15,733	13,613	(2,119)	(13.5)	30,319
Interconnection call revenues*	26,333	23,378	(2,954)	(11.2)	51,118
IP services revenues	431,474	425,116	(6,358)	(1.5)	855,444
Leased circuit services revenues (excluding IP services revenues)	55,156	47,677	(7,478)	(13.6)	103,761
Telegram services revenues	6,297	5,561	(736)	(11.7)	12,812
Other telecommunications services revenues	89,131	86,690	(2,440)	(2.7)	185,759

Telecommunications total revenues	800,323	766,449	(33,873)	(4.2)	1,585,580

Supplementary business total revenues	59,191	57,056	(2,134)	(3.6)	136,726

Total operating revenues	859,514	823,505	(36,008)	(4.2)	1,722,307

*Partial	listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)	Year ended March 31, 2016
Cash flows from operating activities:
Income before income taxes	107,432	139,200	31,768	169,681
Depreciation and amortization	173,953	144,939	(29,014)	342,744
Loss on disposal of property, plant and equipment	6,091	6,056	(34)	20,330
Increase (decrease) in liability for employees’ retirement benefits	5,822	8,074	2,252	3,300
(Increase) decrease in accounts receivable	17,242	16,569	(672)	14,232
(Increase) decrease in inventories	1,459	949	(510)	4,671
Increase (decrease) in accounts payable and accrued expenses	(61,571)	(74,751)	(13,180)	19,826
Increase (decrease) in accrued consumption tax	(4,461)	281	4,743	(5,860)
Other	(14,397)	(27,619)	(13,222)	15,479

Sub-total	231,571	213,700	(17,870)	584,406
Interest and dividends received	3,137	3,179	42	3,276
Interest paid	(2,509)	(2,366)	143	(4,997)
Income taxes received (paid)	(30,545)	(40,027)	(9,481)	(36,236)

Net cash provided by (used in) operating activities	201,653	174,486	(27,167)	546,449
Cash flows from investing activities:
Payments for property, plant and equipment	(146,347)	(139,013)	7,334	(288,142)
Proceeds from sale of property, plant and equipment	8,147	14,530	6,382	8,886
Payments for purchase of investment securities	(250)	—	250	(385)
Proceeds from sale of investment securities	215	632	417	1,429
Other	292	93	(199)	633

Net cash provided by (used in) investing activities	(137,941)	(123,756)	14,185	(277,578)
Cash flows from financing activities:
Payments for settlement of long-term debt	(3,420)	(2,560)	860	(66,220)
Payments for settlement of lease obligations	(245)	(292)	(47)	(541)
Dividends paid	(33,500)	(59,395)	(25,895)	(133,500)

Net cash provided by (used in) financing activities	(37,165)	(62,248)	(25,082)	(200,261)
Net increase (decrease) in cash and cash equivalents	26,547	(11,517)	(38,064)	68,609
Cash and cash equivalents at beginning of period	138,672	207,281	68,609	138,672

Cash and cash equivalents at end of period	165,219	195,764	30,544	207,281

5. Revised Forecasts for the Fiscal Year Ending March 31, 2017

Based on its recent business performance, NTT East has revised its financial results forecasts that were announced in the financial results release filed on May 13, 2016 for the fiscal year ending March 31, 2017, as follows.

	(Billions of yen)
	Year Ending March 31, 2017 (Forecasts Previously Announced on May 13, 2016)	Year Ending March 31, 2017 (Revised Forecasts)	Change
Operating Revenues	1,650	1,653	3
Operating Income	165	175	10
Recurring Profit	165	188	23
Net Income	114	130	16

Note:	The financial results forecasts and projected figures concerning the future performance of NTT East contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East and its parent NTT in light of information currently available to them regarding NTT, NTT East and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT East and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 11, 2016

FOR IMMEDIATE RELEASE

Financial Results for the Six Months Ended September 30, 2016

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the six months ended September 30, 2016 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

5.	Revised Forecasts for the Fiscal Year Ending March 31, 2017

For inquiries, please contact:

Junichiro Maekawa or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	September 30, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	371,004	334,384	(36,620)
Antenna facilities	6,224	6,133	(91)
Terminal equipment	17,166	14,467	(2,698)
Local line facilities	993,040	1,006,996	13,955
Long-distance line facilities	2,138	1,898	(240)
Engineering facilities	530,501	521,786	(8,714)
Submarine line facilities	3,587	3,359	(228)
Buildings	327,911	318,151	(9,760)
Construction in progress	18,488	19,201	712
Other	220,696	218,917	(1,779)
Total property, plant and equipment	2,490,761	2,445,296	(45,465)
Intangible fixed assets	65,914	63,520	(2,394)
Total fixed assets - telecommunications businesses	2,556,676	2,508,816	(47,859)
Investments and other assets
Other investments and assets	170,251	171,390	1,138
Allowance for doubtful accounts	(638)	(619)	18
Total investments and other assets	169,613	170,770	1,156
Total fixed assets	2,726,289	2,679,587	(46,702)

Current assets:
Cash and bank deposits	21,765	14,345	(7,420)
Notes receivable	—	5	5
Accounts receivable, trade	201,155	180,676	(20,478)
Supplies	34,656	31,716	(2,939)
Other current assets	163,910	133,142	(30,768)
Allowance for doubtful accounts	(514)	(499)	14
Total current assets	420,973	359,386	(61,586)

TOTAL ASSETS	3,147,263	3,038,973	(108,289)

	(Millions of yen)
	March 31, 2016	September 30, 2016		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	651,707		681,400	29,692
Liability for employees’ retirement benefits	233,574		238,551	4,976
Reserve for point services	4,672		2,617	(2,054)
Reserve for unused telephone cards	8,200		7,840	(360)
Allowance for environmental measures	9,074		9,074	—
Asset retirement obligations	361		359	(1)
Other long-term liabilities	5,544		5,226	(317)
Total long-term liabilities	913,134		945,069	31,935
Current liabilities:
Current portion of long-term borrowings from parent company	127,120		74,867	(52,252)
Accounts payable, trade	70,067		37,164	(32,903)
Short-term borrowings	142,465		104,043	(38,422)
Accrued taxes on income	8,102	*	6,817	(1,284)
Allowance for loss on disaster	—		4,418	4,418
Allowance for environmental measures	2,467		2,456	(11)
Asset retirement obligations	—		5	5
Other current liabilities	327,940		299,011	(28,929)
Total current liabilities	678,163		528,783	(149,380)

TOTAL LIABILITIES	1,591,297		1,473,853	(117,444)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	73,358		82,717	9,358
Total shareholders’ equity	1,555,412		1,564,771	9,358
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	553		349	(204)
Total unrealized gains (losses), translation adjustments, and others	553		349	(204)

TOTAL NET ASSETS	1,555,965		1,565,120	9,154

TOTAL LIABILITIES AND NET ASSETS	3,147,263		3,038,973	(108,289)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2015		Six months ended September 30, 2016		Increase (Decrease)	Year ended March 31, 2016
Telecommunications businesses:
Operating revenues		688,635		663,429	(25,205)	1,372,571
Operating expenses		658,456		598,349	(60,107)	1,312,941
Operating income from telecommunications businesses		30,178		65,080	34,902	59,630

Supplementary businesses:
Operating revenues		66,043		67,091	1,048	155,452
Operating expenses		58,702		60,954	2,252	141,010
Operating income from supplementary businesses		7,340		6,136	(1,204)	14,442
Operating income		37,519		71,217	33,697	74,072

Non-operating revenues:
Interest income		2		6	3	3
Dividends received		1,551		597	(954)	1,568
Miscellaneous income		1,896		1,059	(836)	4,203
Total non-operating revenues		3,450		1,663	(1,787)	5,775

Non-operating expenses:
Interest expenses		5,069		3,761	(1,308)	9,410
Miscellaneous expenses		1,554		95	(1,459)	3,290
Total non-operating expenses		6,624		3,856	(2,768)	12,701
Recurring profit		34,344		69,023	34,678	67,146
Special losses		—		5,975	5,975	—
Income before income taxes		34,344		63,048	28,703	67,146
Income taxes	*	8,027	*	17,472	9,444	(5,278)
Net income		26,317		45,575	19,258	72,425

Note:	* NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2016
Voice transmission services revenues (excluding IP services revenues)	218,937	201,536	(17,401)	(7.9)	428,645
Monthly charge revenues*	162,446	151,366	(11,079)	(6.8)	319,687
Call rates revenues*	14,723	12,764	(1,959)	(13.3)	28,259
Interconnection call revenues*	28,841	25,565	(3,276)	(11.4)	55,840
IP services revenues	350,749	349,188	(1,560)	(0.4)	702,712
Leased circuit services revenues (excluding IP services revenues)	48,474	43,855	(4,618)	(9.5)	93,383
Telegram services revenues	6,938	6,176	(762)	(11.0)	14,088
Other telecommunications services revenues	63,534	62,672	(861)	(1.4)	133,741

Telecommunications total revenues	688,635	663,429	(25,205)	(3.7)	1,372,571

Supplementary business total revenues	66,043	67,091	1,048	1.6	155,452

Total operating revenues	754,678	730,521	(24,157)	(3.2)	1,528,023

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)	Year ended March 31, 2016
Cash flows from operating activities:
Income before income taxes	34,344	63,048	28,703	67,146
Depreciation and amortization	159,788	141,301	(18,487)	317,082
Loss on disposal of property, plant and equipment	7,875	7,287	(587)	26,641
Increase (decrease) in liability for employees’ retirement benefits	5,552	4,976	(575)	3,621
(Increase) decrease in accounts receivable	27,395	27,620	224	5,852
(Increase) decrease in inventories	(1,781)	1,397	3,179	(902)
Increase (decrease) in accounts payable and accrued expenses	(45,213)	(40,737)	4,475	(8,759)
Increase (decrease) in accrued consumption tax	(4,836)	303	5,140	(4,085)
Other	(30,172)	(13,084)	17,088	(5,957)

Sub-total	152,953	192,114	39,161	400,637
Interest and dividends received	1,554	604	(950)	1,571
Interest paid	(5,124)	(4,179)	944	(9,477)
Income taxes received (paid)	(5,227)	(20,999)	(15,771)	(5,528)

Net cash provided by (used in) operating activities	144,155	167,540	23,384	387,203
Cash flows from investing activities:
Payments for property, plant and equipment	(145,063)	(128,429)	16,633	(284,746)
Proceeds from sale of property, plant and equipment	1,061	447	(614)	2,275
Payments for purchase of investment securities	(250)	—	250	(865)
Proceeds from sale of investment securities	168	509	340	462
Other	191	(70)	(261)	265

Net cash provided by (used in) investing activities	(143,891)	(127,543)	16,348	(282,607)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	50,000	50,000	—
Payments for settlement of long-term debt	(102,800)	(72,560)	30,240	(175,600)
Net increase (decrease) in short-term borrowings	43,970	(38,422)	(82,393)	67,462
Payments for settlement of lease obligations	(123)	(102)	20	(227)
Dividends paid	(15,000)	(36,216)	(21,216)	(15,000)

Net cash provided by (used in) financing activities	(73,953)	(97,302)	(23,348)	(123,365)
Net increase (decrease) in cash and cash equivalents	(73,690)	(57,304)	16,385	(18,769)
Cash and cash equivalents at beginning of period	90,535	71,765	—	90,535

Cash and cash equivalents at end of period	16,845	14,461	—	71,765

5. Revised Forecasts for the Fiscal Year Ending March 31, 2017

Based on its recent business performance, NTT West has revised its financial results forecasts that were announced in the financial results release filed on May 13, 2016 for the fiscal year ending March 31, 2017, as follows.

	(Billions of yen)
	Year Ending March 31, 2017 (Forecasts Previously Announced on May 13, 2016)	Year Ending March 31, 2017 (Revised Forecasts)	Change
Operating Revenues	1,477	1,481	4
Operating Income	75	85	10
Recurring Profit	70	80	10
Net Income	50	52	2

Note :	The financial results forecasts and projected figures concerning the future performance of NTT West contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West and its parent NTT in light of information currently available to them regarding NTT, NTT West and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT West and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 11, 2016

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Six Months Ended September 30, 2016

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the six months ended September 30, 2016. Please see the following attachments for further details:

I.	Financial Results of NTT Communications Group

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Business Results (Non-Consolidated Operating Revenues)

V.	Non-Consolidated Comparative Statements of Cash Flows

VI.	Revised Forecasts for the Fiscal Year Ending March 31, 2017

#     #     #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including a leading global tier-1 IP network, the Arcstar Universal One™ VPN network, reaching 196 countries/regions, and 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies, including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Financial Results of NTT Communications Group

	(Millions of yen)
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	639,398	617,702	(21,696)	(3.4)
Operating expenses	582,568	546,054	(36,514)	(6.3)
Operating income	56,830	71,648	14,818	26.1

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	September 30, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	134,315	139,342	5,026
Antenna facilities	1,707	1,668	(39)
Terminal equipment	1,397	1,636	238
Local line facilities	730	1,039	309
Long-distance line facilities	5,759	5,410	(349)
Engineering facilities	51,789	50,836	(953)
Submarine line facilities	13,408	12,034	(1,373)
Buildings	199,178	196,424	(2,753)
Construction in progress	28,085	31,944	3,859
Other	91,332	93,902	2,569
Total property, plant and equipment	527,706	534,241	6,534
Intangible fixed assets	101,766	95,835	(5,930)
Total fixed assets - telecommunications businesses	629,472	630,076	604
Investments and other assets
Investment securities	135,291	109,591	(25,700)
Investments in subsidiaries and affiliated companies	381,949	382,179	230
Other investments and assets	53,283	61,231	7,947
Allowance for doubtful accounts	(207)	(221)	(13)
Total investments and other assets	570,316	552,780	(17,536)
Total fixed assets	1,199,789	1,182,857	(16,931)

Current assets:
Cash and bank deposits	12,607	6,145	(6,462)
Accounts receivable, trade	179,839	152,084	(27,755)
Supplies	9,806	11,480	1,673
Other current assets	94,874	80,747	(14,127)
Allowance for doubtful accounts	(1,017)	(1,196)	(179)
Total current assets	296,110	249,260	(46,850)

TOTAL ASSETS	1,495,899	1,432,117	(63,781)

	(Millions of yen)
	March 31, 2016	September 30, 2016		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company and subsidiary	199,504		198,927	(577)
Liability for employees’ retirement benefits	86,722		89,684	2,962
Reserve for point services	547		451	(96)
Reserve for unused telephone cards	3,628		3,469	(159)
Asset retirement obligations	3,296		3,331	35
Other long-term liabilities	10,354		18,773	8,419
Total long-term liabilities	304,053		314,637	10,584

Current liabilities:
Current portion of long-term borrowings from parent company	43,360		41,680	(1,680)
Accounts payable, trade	31,894		23,777	(8,117)
Short-term borrowings	7,766		760	(7,006)
Accrued taxes on income	6,968	*	5,821	(1,146)
Allowance for losses on construction	13		27	13
Other current liabilities	179,304		136,608	(42,695)
Total current liabilities	269,307		208,676	(60,630)

TOTAL LIABILITIES	573,360		523,314	(50,046)

NET ASSETS
Shareholders’ equity:
Common stock	211,763		211,763	—
Capital surplus	131,615		131,615	—
Earned surplus	517,436		521,779	4,343
Total shareholders’ equity	860,815		865,158	4,343
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	61,723		43,993	(17,730)
Deferred gains or losses on hedges	—		(348)	(348)
Total unrealized gains (losses), translation adjustments, and others	61,723		43,644	(18,078)

TOTAL NET ASSETS	922,538		908,803	(13,735)

TOTAL LIABILITIES AND NET ASSETS	1,495,899		1,432,117	(63,781)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2015		Six months ended September 30, 2016		Increase (Decrease)	Year ended March 31, 2016
Telecommunications businesses:
Operating revenues		341,303		346,629	5,326	691,290
Operating expenses		306,623		305,692	(931)	613,093
Operating income from telecommunications businesses		34,679		40,937	6,257	78,196

Supplementary businesses:
Operating revenues		100,644		100,482	(161)	227,018
Operating expenses		95,321		91,265	(4,055)	214,072
Operating income from supplementary businesses		5,322		9,217	3,894	12,946
Operating income		40,002		50,154	10,152	91,143

Non-operating revenues:
Interest income		123		41	(81)	272
Dividends received		9,343		7,249	(2,094)	12,486
Lease and rental income		5,827		5,692	(135)	11,581
Miscellaneous income		636		154	(482)	2,822
Total non-operating revenues		15,930		13,137	(2,792)	27,163

Non-operating expenses:
Interest expenses		902		549	(353)	1,514
Lease and rental expenses		2,756		2,762	5	5,551
Miscellaneous expenses		444		646	201	1,034
Total non-operating expenses		4,104		3,957	(146)	8,100
Recurring profit		51,828		59,334	7,506	110,206

Special losses		—		—	—	5,847
Income before income taxes		51,828		59,334	7,506	104,359
Income taxes	*	15,274	*	16,549	1,274	32,046
Net income		36,553		42,785	6,231	72,312

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2016
Cloud Computing Platforms	33,803	34,779	975	2.9	70,029
Data Networks	182,796	190,005	7,209	3.9	369,871
Voice Communications	128,908	126,392	(2,516)	(2.0)	260,329
Applications & Content	19,440	18,666	(774)	(4.0)	38,729
Solution Services	69,279	69,743	464	0.7	162,352
Others	7,718	7,524	(193)	(2.5)	16,997

Total operating revenues	441,947	447,112	5,164	1.2	918,309

V. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)	Year ended March 31, 2016
Cash flows from operating activities:
Income before income taxes	51,828	59,334	7,506	104,359
Depreciation and amortization	53,055	52,375	(680)	106,837
Loss on disposal of property, plant and equipment	573	940	366	4,075
Gains on sales of fixed assets	(0)	(58)	(58)	(3)
Increase (decrease) in allowance for doubtful accounts	(82)	192	274	(117)
Increase (decrease) in liability for employees’ retirement benefits	1,963	2,962	999	1,140
Write-off of investments in affiliated companies	—	—	—	5,847
(Increase) decrease in accounts receivable	29,300	32,240	2,939	(3,413)
(Increase) decrease in inventories	(4,944)	(1,901)	3,043	(3,015)
Increase (decrease) in accounts payable and accrued expenses	(20,666)	(24,274)	(3,607)	432
Increase (decrease) in accrued consumption tax	(3,843)	1,864	5,708	(4,850)
Other	(22,332)	(19,208)	3,123	(23,183)

Sub-total	84,851	104,467	19,616	188,108
Interest and dividends received	9,464	7,312	(2,152)	12,752
Interest paid	(852)	(614)	238	(1,418)
Income taxes received (paid)	(18,117)	(24,846)	(6,729)	(22,436)

Net cash provided by (used in) operating activities	75,346	86,319	10,972	177,004
Cash flows from investing activities:
Payments for property, plant and equipment	(62,888)	(69,246)	(6,358)	(124,453)
Proceeds from sale of property, plant and equipment	14	223	208	18
Payments for purchase of investment securities	(93,800)	(230)	93,570	(105,792)
Proceeds from sale of investment securities	116	1,500	1,383	152
Payments for long-term loans	—	—	—	(5,852)
Other	(863)	(17)	846	(1,720)

Net cash provided by (used in) investing activities	(157,420)	(67,770)	89,650	(237,648)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	149,857	—	(149,857)	149,857
Payments for settlement of long-term debt	(51,680)	(1,680)	50,000	(53,360)
Net increase (decrease) in short-term borrowings	23,958	(7,006)	(30,964)	(2,647)
Payments for settlement of lease obligations	(1,719)	(1,595)	123	(7,470)
Dividends paid	(36,001)	(33,000)	3,000	(36,001)

Net cash provided by (used in) financing activities	84,415	(43,282)	(127,697)	50,378
Effect of exchange rate changes on cash and cash equivalents	166	(752)	(918)	(2,147)
Net increase (decrease) in cash and cash equivalents	2,507	(25,485)	(27,993)	(12,412)
Cash and cash equivalents at beginning of period	44,042	31,630	(12,412)	44,042

Cash and cash equivalents at end of period	46,550	6,145	(40,405)	31,630

VI. Revised Forecasts for the Fiscal Year Ending March 31, 2017

Based on the 2Q Financial Results, NTT Com has revised forecasts for fiscal year ending March 31, 2017, which the Company announced on May 13,2016.

(Billions of yen)
	Year Ending March 31, 2017 (Forecasts)	Year Ending March 31, 2017 (Revised Forecasts)	Change
Operating Revenues	1,290.0 (910.0)	1,280.0 (920.0)	- 10.0 (+ 10.0)
Operating Income	120.0 (88.0)	120.0 (88.0)	—
Recurring Profit	— (102.0)	— (102.0)	—
Net Income	— (72.0)	— (72.0)	—

*	The top line figures in each cell are for NTT Communications Group. The figures in parentheses are for NTT Communications only.

*	Forward-looking statements and projected figures concerning the future performance of NTT Com, NTT and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT Com in light of information currently available to it regarding NTT Com, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT Com, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 11, 2016

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2016

Contents

pages
1. Financial Results Summary (Consolidated)	1

2. Financial Results (Business Segments)	2

3. Financial Results (Holding Company and Subsidiaries)	3-5

4. Operating Data	6-8

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Financial Results Summary (Consolidated)

	(Billions of yen)
	A Six Months Ended September 30, 2015	B Six Months Ended September 30, 2016			C Year Ending March 31, 2017 (Revised Forecast)	[Ref.] Year Ending March 31, 2017 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
Consolidated (US GAAP)
Operating Revenues	5,589.0	5,524.3	(64.6)	48.4%	11,410.0	11,450.0
Fixed Voice Related Services	667.6	619.3	(48.3)	—	—	—
Mobile Voice Related Services	407.7	429.6	21.9	—	—	—
IP/Packet Communications Services	1,875.3	1,901.4	26.1	—	—	—
Sales of Telecommunications Equipment	463.8	423.1	(40.7)	—	—	—
System Integration	1,437.3	1,397.1	(40.2)	—	—	—
Other	737.3	753.9	16.6	—	—	—
Operating Expenses	4,855.5	4,597.8	(257.7)	46.3%	9,940.0	10,020.0
Cost of Services (excluding items shown separately below)	1,149.1	1,153.4	4.3	—	—	—
Cost of Equipment Sold (excluding items shown separately below)	431.1	406.4	(24.7)	—	—	—
Cost of System Integration (excluding items shown separately below)	1,034.5	986.2	(48.2)	—	—	—
Depreciation and Amortization	871.6	716.5	(155.2)	—	—	—
Impairment Losses	3.6	14.7	11.0	—	—	—
Goodwill	—	4.5	4.5	—	—	—
Other	3.6	10.2	6.6	—	—	—
Selling, General and Administrative Expenses	1,365.5	1,320.6	(44.9)	—	—	—
Operating Income	733.5	926.5	193.0	63.0%	1,470.0	1,430.0
Income Before Income Taxes	717.4	896.9	179.5	62.3%	1,440.0	1,410.0
Net Income Attributable to NTT	377.3	476.1	98.8	61.8%	770.0	750.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,146.9	1,127.4	(19.5)	—	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,659.4	2,563.3	(96.0)	—	—	—
Loss on Disposal of Property, Plant and Equipment	61.2	60.4	(0.8)	—	—	—
Other Expenses	112.7	115.6	2.8	—	—	—
Total	3,980.2	3,866.7	(113.5)	—	—	—
EBITDA and EBITDA Margin with Reconciliation
EBITDA (a+b)	1,637.7	1,675.7	38.0	53.9%	3,108.0	3,068.0
a Operating Income	733.5	926.5	193.0	63.0%	1,470.0	1,430.0
b Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	904.2	749.2	(155.0)	45.7%	1,638.0	1,638.0
EBITDA Margin [(c/d)X100]	29.3%	30.3%	1.0 points	—	27.2%	26.8%
c EBITDA (a+b)	1,637.7	1,675.7	38.0	53.9%	3,108.0	3,068.0
d Operating Revenues	5,589.0	5,524.3	(64.6)	48.4%	11,410.0	11,450.0
Capital Investment(1)(2)(3)
Capital Investment	645.6	665.8	20.2	38.9%	1,710.0	1,720.0
Regional communications business	234.7	215.0	(19.6)	36.6%	587.0	589.0
Long distance and international communications business	96.4	101.3	4.9	41.5%	244.0	239.0
Mobile communications business	219.5	246.1	26.6	42.1%	585.0	585.0
Data communications business	58.2	67.7	9.4	44.2%	153.0	150.0
Other business	36.8	35.7	(1.1)	25.3%	141.0	157.0
(Ref.) Core Group Companies
NTT (Holding Company)	3.3	3.7	0.3	20.8%	18.0	18.0
NTT East	102.7	94.6	(8.1)	35.0%	270.0	270.0
NTT West	121.4	103.0	(18.3)	37.5%	275.0	275.0
NTT Communications	55.0	57.4	2.3	44.5%	129.0	129.0
NTT DOCOMO (Consolidated)	219.5	246.1	26.6	42.1%	585.0	585.0
NTT DATA (Consolidated)	58.2	67.6	9.4	44.2%	153.0	150.0

Interest-Bearing Liabilities
	As of March 31, 2016	As of September 30, 2016	As of March 31, 2017 (Revised Forecast)	As of March 31, 2017 (Previously Announced Forecast)
Interest-Bearing Liabilities	4,163.3	4,091.8	4,300.0	4,300.0

Notes:	(1)	Capital Investment figures for domestic access network businesses for “A. Six Months Ended September, 2015” and “B. Six Months Ended September 30, 2016” and “C. Year Ending March 31, 2017 (Revised Forecast)” are 494.6 billion yen and 496.3 billion yen and 1,253.0 billion yen respectively.

	(2)	Capital Investments of NTT East, NTT West, and NTT Communications for “C. Year Ending March 31, 2017 (Revised Forecast)” include: 139.0 billion yen for voice transmission, 18.0 billion yen for data transmission, 93.0 billion yen for leased circuits, 1.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 17.0 billion yen for joint facilities and others for NTT East; 150.0 billion yen for voice transmission, 28.0 billion yen for data transmission, 80.0 billion yen for leased circuits, 1.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 14.0 billion yen for joint facilities and others for NTT West; and 33.0 billion yen for cloud computing platforms, 22.3 billion yen for data networks, 11.7 billion yen for voice communications, 2.1 billion yen for applications & content, 7.9 billion yen for solution services, and 51.7 billion yen for joint facilities and others for NTT Communications.

	(3)	Capital Investments of NTT East and NTT West for “C. Year Ending March 31, 2017 (Revised Forecast)” include approximately 90.0 billion yen and 75.0 billion yen in optical fiber-related investments for NTT East and NTT West, respectively. Coverage rates of optical fiber are expected to be 95% for NTT East and 93% for NTT West as of March 31, 2017.

2.	Financial Results (Business Segments)

	(Billions of yen)
	A Six Months Ended September 30, 2015	B Six Months Ended September 30, 2016			C Year Ending March 31, 2017 (Revised Forecast)	[Ref.] Year Ending March 31, 2017 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
Business segments(1)
Regional communications business
Operating Revenues	1,680.6	1,620.4	(60.1)	49.4%	3,280.0	3,270.0
Operating Expenses	1,526.0	1,388.2	(137.8)	46.9%	2,960.0	2,980.0
Operating Income	154.6	232.2	77.6	72.6%	320.0	290.0
Long distance and international communications business
Operating Revenues	1,097.2	1,038.8	(58.4)	48.1%	2,160.0	2,220.0
Operating Expenses	1,049.6	996.7	(53.0)	48.4%	2,060.0	2,110.0
Operating Income	47.6	42.2	(5.4)	42.2%	100.0	110.0
Mobile communications business
Operating Revenues	2,215.0	2,288.0	73.0	49.6%	4,610.0	4,620.0
Operating Expenses	1,753.9	1,704.3	(49.6)	46.4%	3,675.0	3,715.0
Operating Income	461.2	583.7	122.6	62.4%	935.0	905.0
Data communications business
Operating Revenues	745.7	762.1	16.3	46.2%	1,650.0	1,630.0
Operating Expenses	707.5	726.2	18.6	46.8%	1,550.0	1,510.0
Operating Income	38.2	35.9	(2.3)	35.9%	100.0	120.0
Other business
Operating Revenues	567.8	567.6	(0.2)	43.0%	1,320.0	1,320.0
Operating Expenses	540.1	537.9	(2.2)	42.9%	1,255.0	1,255.0
Operating Income	27.6	29.7	2.1	45.7%	65.0	65.0

Note:	(1)	Figures for each segment include inter-segment transactions.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Six Months Ended September 30, 2015	B Six Months Ended September 30, 2016			C Year Ending March 31, 2017 (Revised Forecast)	[Ref.] Year Ending March 31, 2017 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT (Holding Company) (JPN GAAP)
Operating Revenues	256.5	301.9	45.3	63.6%	475.0	473.0
Operating Expenses	61.3	60.2	(1.0)	45.0%	134.0	134.0
Operating Income	195.2	241.6	46.4	70.9%	341.0	339.0
Non-Operating Revenues	14.1	12.3	(1.8)	49.5%	25.0	25.0
Non-Operating Expenses	15.6	14.6	(0.9)	50.5%	29.0	29.0
Recurring Profit	193.8	239.3	45.5	71.0%	337.0	335.0
Net Income	193.1	217.7	24.6	68.7%	317.0	336.0
NTT East (JPN GAAP)
Operating Revenues	859.5	823.5	(36.0)	49.8%	1,653.0	1,650.0
Voice Transmission Services (excluding IP)(1)	218.2	201.4	(16.8)	51.2%	393.0	393.0
IP Services	431.4	425.1	(6.3)	50.7%	839.0	836.0
Leased Circuit (excluding IP)	55.1	47.6	(7.4)	49.2%	97.0	97.0
Other	95.4	92.2	(3.1)	46.1%	324.0	324.0
Supplementary Business	59.1	57.0	(2.1)
Operating Expenses	757.5	699.7	(57.8)	47.3%	1,478.0	1,485.0
Personnel	48.1	47.2	(0.8)	49.8%	95.0	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	483.8	455.2	(28.5)	47.2%	964.0	971.0
Depreciation and Amortization	173.9	144.8	(29.1)	49.1%	295.0	295.0
Loss on Disposal of Property, Plant and Equipment	15.1	14.5	(0.5)	28.6%	51.0	51.0
Taxes and Public Dues	36.4	37.7	1.2	51.7%	73.0	73.0
Operating Income	101.9	123.7	21.8	70.7%	175.0	165.0
Non-Operating Revenues	12.0	17.9	5.8	99.7%	18.0	5.0
Non-Operating Expenses	2.8	2.5	(0.3)	50.6%	5.0	5.0
Recurring Profit	111.1	139.2	28.0	74.0%	188.0	165.0
Net Income	78.1	99.9	21.8	76.9%	130.0	114.0
NTT West (JPN GAAP)
Operating Revenues	754.6	730.5	(24.1)	49.3%	1,481.0	1,477.0
Voice Transmission Services (excluding IP)(1)	218.9	201.5	(17.4)	51.2%	394.0	394.0
IP Services	350.7	349.1	(1.5)	50.2%	695.0	695.0
Leased Circuit (excluding IP)	48.4	43.8	(4.6)	52.2%	84.0	84.0
Other	70.4	68.8	(1.6)	44.1%	308.0	304.0
Supplementary Business	66.0	67.0	1.0
Operating Expenses	717.1	659.3	(57.8)	47.2%	1,396.0	1,402.0
Personnel	44.9	40.4	(4.5)	49.9%	81.0	81.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	460.2	425.5	(34.7)	47.2%	902.0	904.0
Depreciation and Amortization	159.7	141.3	(18.4)	48.9%	289.0	293.0
Loss on Disposal of Property, Plant and Equipment	18.7	18.1	(0.6)	31.9%	57.0	57.0
Taxes and Public Dues	33.3	33.8	0.5	50.5%	67.0	67.0
Operating Income	37.5	71.2	33.6	83.8%	85.0	75.0
Non-Operating Revenues	3.4	1.6	(1.7)	27.7%	6.0	6.0
Non-Operating Expenses	6.6	3.8	(2.7)	35.1%	11.0	11.0
Recurring Profit	34.3	69.0	34.6	86.3%	80.0	70.0
Net Income	26.3	45.5	19.2	87.6%	52.0	50.0

Note:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended September 30, 2016 include monthly charges, call charges and interconnection charges of 152.1 billion yen, 13.6 billion yen and 23.3 billion yen for NTT East, and 151.3 billion yen, 12.7 billion yen and 25.5 billion yen for NTT West, respectively.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Six Months Ended September 30, 2015	B Six Months Ended September 30, 2016			C Year Ending March 31, 2017 (Revised Forecast)	[Ref.] Year Ending March 31, 2017 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues(1)	441.9	447.1	5.1	48.6%	920.0	910.0
Cloud Computing Platforms	33.8	34.7	0.9	41.4%	84.0	88.0
Data Networks	182.7	190.0	7.2	49.7%	382.0	375.0
Voice Communications	128.9	126.3	(2.5)	51.4%	246.0	243.0
Applications & Content	19.4	18.6	(0.7)	49.1%	38.0	38.0
Solution Services	69.2	69.7	0.4	45.3%	154.0	151.0
Others	7.7	7.5	(0.1)	47.0%	16.0	15.0
Operating Expenses	401.9	396.9	(4.9)	47.7%	832.0	822.0
Personnel	38.3	38.2	(0.0)	49.0%	78.0	79.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	203.8	189.6	(14.2)	47.6%	628.0	618.0
Communication Network Charges	100.5	109.4	8.9
Depreciation and Amortization	51.8	51.1	(0.7)	48.7%	105.0	105.0
Loss on Disposal of Property, Plant and Equipment	1.0	1.6	0.6	23.6%	7.0	8.0
Taxes and Public Dues	6.3	6.8	0.5	48.9%	14.0	12.0
Operating Income	40.0	50.1	10.1	57.0%	88.0	88.0
Non-Operating Revenues	15.9	13.1	(2.7)	59.7%	22.0	22.0
Non-Operating Expenses	4.1	3.9	(0.1)	49.5%	8.0	8.0
Recurring Profit	51.8	59.3	7.5	58.2%	102.0	102.0
Net Income	36.5	42.7	6.2	59.4%	72.0	72.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	454.0	405.2	(48.7)	48.5%	835.0	890.0
Operating Expenses	454.3	413.6	(40.7)	49.8%	831.0	886.0
Operating Income(4)	(0.3)	(8.3)	(8.0)	—	4.0	4.0
Net Income Attributable to Dimension Data	(4.1)	(11.9)	(7.8)	—	—	—

Notes:	(1)	The following are the main services included in each line item:

		—	Cloud Computing Platforms: “Data center services” and “Cloud Services (Enterprise Cloud, etc.)”

		—	Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

		—	Voice Communications: “Telephone services” and “VoIP services (050 plus, etc.)”

		—	Applications & Content: “Application services (Mail services, etc.)”

		—	Solution Services: “System integration services”

	(2)	Because Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data's financial results for the six months ended June 30, 2015 are stated under “A. Six Months Ended September 30, 2015,” its financial results for the six months ended June 30, 2016 are stated under “B. Six Months Ended September 30, 2016” and its forecasts for the twelve months ending December 31, 2016 are stated under “C. Year Ending March 31, 2017 (Forecast).”

	(3)	The conversion rate used for Dimension Data figures for the six months ended September 30, 2016 is USD1.00 = JPY111.70

	(4)	Operating Income for the six months ended September 30, 2016 under US GAAP was (13.1) billion yen.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Six Months Ended September 30, 2015	B Six Months Ended September 30, 2016			C Year Ending March 31, 2017 (Revised Forecast)	[Ref.] Year Ending March 31, 2017 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	2,215.0	2,288.3	73.4	49.6%	4,610.0	4,620.0
Telecommunications Services	1,382.3	1,474.5	92.2	49.3%	2,989.0	2,974.0
Mobile Communications Services	1,366.5	1,417.0	50.5	49.7%	2,850.0	2,844.0
Voice Revenues	413.6	435.4	21.8	49.6%	878.0	868.0
Packet Communications Revenues	952.9	981.6	28.6	49.8%	1,972.0	1,976.0
Optical-fiber broadband services and other telecommunications services	15.8	57.5	41.7	41.4%	139.0	130.0
Equipment Sales	416.8	380.1	(36.7)	52.6%	722.0	745.0
Other Operating Revenues	415.8	433.7	17.9	48.2%	899.0	901.0
Operating Expenses	1,752.4	1,702.7	(49.7)	46.4%	3,670.0	3,710.0
Personnel	144.3	145.1	0.8	49.9%	291.0	293.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,135.3	1,132.1	(3.3)	46.0%	2,463.0	2,497.0
Depreciation and Amortization	297.1	220.5	(76.6)	49.1%	449.0	448.0
Loss on Disposal of Property, Plant and Equipment	22.5	24.8	2.2	29.5%	84.0	81.0
Communication Network Charges	132.9	158.7	25.8	46.4%	342.0	351.0
Taxes and Public Dues	20.2	21.5	1.3	52.5%	41.0	40.0
Operating Income	462.6	585.6	123.0	62.3%	940.0	910.0
Non-Operating Income (Loss)	(10.0)	(4.4)	5.6	110.8%	(4.0)	4.0
Income Before Income Taxes	452.6	581.2	128.6	62.1%	936.0	914.0
Net Income Attributable to NTT DOCOMO	317.1	405.4	88.3	61.9%	655.0	640.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	743.2	779.6	36.4	46.7%	1,670.0	1,650.0
Public & Social Infrastructure	176.7	186.7	10.0	43.8%	426.0	426.0
Financial	236.6	246.3	9.7	47.4%	520.0	520.0
Enterprise & Solutions	186.5	200.9	14.3	49.5%	406.0	406.0
Global	252.6	268.0	15.3	47.1%	569.0	549.0
Elimination or Corporate	(109.3)	(122.4)	(13.1)	48.8%	(251.0)	(251.0)
Cost of Sales	566.6	581.2	14.6	46.4%	1,253.0	1,236.0
Gross Profit	176.6	198.3	21.7	47.6%	417.0	414.0
Selling, General and Administrative Expenses	145.5	153.0	7.5	49.1%	312.0	309.0
Operating Income	31.1	45.3	14.2	43.2%	105.0	105.0
Non-Operating Income (Loss)	0.1	(0.2)	(0.3)	3.6%	(7.0)	(6.0)
Recurring Profit	31.2	45.0	13.8	46.0%	98.0	99.0
Net Income Attributable to Owners of Parent	15.7	29.0	13.3	59.3%	49.0	58.0

4.	Operating Data

Number of Subscribers	(in thousands except for Public Telephones)
	A As of March 31, 2016	B As of June 30, 2016	C As of September 30, 2016			D As of March 31, 2017 (Revised Forecast)		[Ref.] As of March 31, 2017 (Previously Announced Forecast)
				E Change	Progress		F Change
				C-A	E/F		D-A
Telephone Subscriber Lines(1)	19,943	19,671	19,413	(529)	47.7%	18,833	(1,110)	18,833
NTT East	9,875	9,740	9,617	(258)	59.9%	9,445	(430)	9,445
NTT West	10,068	9,931	9,796	(272)	40.0%	9,388	(680)	9,388
INS-Net(2)	2,776	2,719	2,661	(115)	46.9%	2,531	(245)	2,531
NTT East	1,414	1,384	1,356	(59)	49.0%	1,294	(120)	1,294
NTT West	1,361	1,334	1,305	(56)	44.8%	1,236	(125)	1,236
Telephone Subscriber Lines + INS-Net	22,718	22,390	22,074	(644)	47.5%	21,363	(1,355)	21,363
NTT East	11,289	11,125	10,973	(316)	57.5%	10,739	(550)	10,739
NTT West	11,429	11,265	11,102	(328)	40.7%	10,624	(805)	10,624
Public Telephones	171,179	168,673	166,120	(5,059)	58.9%	162,589	(8,590)	162,589
NTT East	78,199	76,511	74,846	(3,353)	47.9%	71,199	(7,000)	71,199
NTT West	92,980	92,162	91,274	(1,706)	107.3%	91,390	(1,590)	91,390
FLET’S ISDN	85	83	81	(4)	72.1%	79	(6)	79
NTT East	37	36	35	(2)	197.1%	36	(1)	36
NTT West	48	47	46	(2)	47.0%	43	(5)	43
FLET’S ADSL	1,053	1,019	987	(66)	41.9%	896	(157)	896
NTT East	475	459	444	(31)	52.4%	415	(60)	415
NTT West	577	560	543	(34)	35.5%	480	(97)	480
FLET’S Hikari (including Hikari Collaboration Model)(3)(4)(5)	19,259	19,520	19,704	445	63.5%	19,959	700	19,859
NTT East	10,666	10,839	10,958	291	72.8%	11,066	400	10,966
NTT West	8,593	8,681	8,746	153	51.2%	8,893	300	8,893
(incl.) Hikari Collaboration Model	4,691	5,912	6,917	2,226	57.8%	8,541	3,850	8,241
NTT East	3,077	3,781	4,337	1,260	58.6%	5,227	2,150	5,127
NTT West	1,615	2,131	2,580	966	56.8%	3,315	1,700	3,115
Hikari Denwa(6)	17,374	17,451	17,545	170	85.2%	17,574	200	17,474
NTT East	9,123	9,180	9,242	120	59.8%	9,323	200	9,223
NTT West	8,252	8,271	8,302	51	—	8,252	—	8,252
Conventional Leased Circuit Services	232	231	229	(4)	48.0%	224	(8)	224
NTT East	113	112	111	(2)	50.1%	109	(4)	109
NTT West	120	118	118	(2)	46.0%	116	(4)	116
High Speed Digital Services	115	114	112	(3)	21.2%	99	(16)	99
NTT East	59	58	57	(2)	38.5%	54	(5)	54
NTT West	56	56	55	(1)	13.4%	45	(11)	45
NTT Group Major ISPs(7)	11,411	11,360	11,328	(82)	57.0%	11,266	(145)	10,951
(incl.) OCN	8,046	7,969	7,905	(141)	61.5%	7,817	(229)	7,544
(incl.) Plala	3,005	3,024	3,047	42	76.2%	3,060	55	3,030
Hikari TV	3,052	3,047	3,041	(11)	—	3,060	8	3,060
FLET’S TV Transmission Services(6)	1,432	1,445	1,464	32	132.8%	1,456	24	1,456
NTT East	910	917	926	16	163.5%	920	10	920
NTT West	522	528	538	16	110.8%	536	14	536
Mobile(8)	70,964	71,614	72,943	1,980	51.6%	74,800	3,836	75,300
(incl.) “Kake-hodai & Pake-aeru” billing plan	29,704	31,586	33,416	3,712	—	—	—	—
LTE (“Xi”)	38,679	39,893	41,281	2,603	40.5%	45,100	6,421	44,600
FOMA	32,285	31,721	31,662	(623)	24.1%	29,700	(2,585)	30,700
sp-mode	32,463	33,082	33,809	1,346	39.2%	35,900	3,437	35,100
i-mode	18,770	18,136	17,416	(1,354)	40.2%	15,400	(3,370)	16,500

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).

	(3)	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(4)	The comparative results for the six months ended September 30, 2016 compared to the year ended March 31, 2016 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 836 thousand lines and 599 thousand lines, respectively, for a total of 1,435 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 565 thousand lines and 390 thousand lines, respectively, for a total of 954 thousand lines; and the numbers of switchover lines for NTT East and NTT West were 872 thousand lines and 669 thousand lines, respectively, for a total of 1,541 thousand lines.

	(5)	The comparative forecast “As of March 31, 2017 (Revised Forecast)” for the year ending March 31, 2017 compared to the results for the year ended March 31, 2016 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West are expected to be 1,550 thousand lines and 1,150 thousand lines, respectively, for a total of 2,700 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West are expected to be 1,000 thousand lines and 700 thousand lines, respectively, for a total of 1,700 thousand lines; and the numbers of switchover lines for NTT East and NTT West are expected to be 1,500 thousand lines and 1,200 thousand lines, respectively, for a total of 2,700 thousand lines.

	(6)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

	(7)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(8)	Number of Mobile (including “LTE (‘Xi’)” and “FOMA”) telecommunications service subscribers includes communication module service subscribers.

4.	Operating Data

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (telephone subscriber lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE(“Xi”) mobile phone services, FOMA mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended June 30, 2016 (From April to June 2016)	Three Months Ended September 30, 2016 (From July to September 2016)	Six Months Ended September 30, 2015 (From April to September 2015)	Six Months Ended September 30, 2016 (From April to September 2016)	Year Ended March 31, 2016	Year Ending March 31, 2017 (Revised Forecast)	[Ref.] Year Ending March 31, 2017 (Previously Announced Forecast)
NTT East(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,620	2,620	2,660	2,620	2,650	2,600	2,600
FLET’S Hikari ARPU(6)	5,340	5,280	5,570	5,310	5,510	5,270	5,270
Basic Monthly Charge	3,750	3,720	3,860	3,730	3,830	3,700	3,700
Optional Services	1,590	1,560	1,710	1,580	1,680	1,570	1,570
NTT West(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,580	2,580	2,610	2,580	2,610	2,570	2,570
FLET’S Hikari ARPU(6)	5,350	5,300	5,520	5,330	5,470	5,250	5,250
Basic Monthly Charge	3,640	3,620	3,750	3,640	3,720	3,580	3,580
Optional Services	1,710	1,680	1,770	1,690	1,750	1,670	1,670
NTT DOCOMO(7)(8)(9)
Aggregate ARPU	4,330	4,420	4,100	4,380	4,170	4,430	4,390
Voice ARPU (LTE(“Xi”)+FOMA)	1,240	1,250	1,180	1,240	1,210	1,250	1,240
Data ARPU	3,090	3,170	2,920	3,140	2,960	3,180	3,150
Packet ARPU (LTE(“Xi”)+FOMA)	2,960	2,990	2,890	2,980	2,910	2,980	2,980
“docomo Hikari” ARPU	130	180	30	160	50	200	170

Notes :	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

		—	“FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.

	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

		—	Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter

		—	Six-month Results (from April to September): Sum of number of active subscribers* for each month from April to September

		—	FY Results: Sum of number of active subscribers* for each month from April to March

		—	FY Forecast (Previously Announced Forecast): Sum of the average expected active number of subscribers during the fiscal year {(number of subscribers at March 31, 2016 + number of expected subscribers at March 31, 2017)/2}x12

		—	FY Forecast (Revised Forecast): Sum of number of active subscribers* for each month from April to September and sum of the average expected active number of subscribers* for each month from October to March

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line services (Telephone Subscriber Lines + INS-NET Subscriber Lines).

	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO.

		•	Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

		—	Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users

		—	Packet ARPU: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users

		—	“docomo Hikari” ARPU: “docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users

	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.

		—	Quarterly Results: Sum of number of active users* for each month in the relevant quarter

		—	Six-month Results (from April to September): Sum of number of active users* for each month from April to September

		—	FY Results/FY Forecast (Previously Announced Forecast/Revised Forecast): Sum of number of active users*/ expected number of active users* for each month from April to March

*active users = (number of users at end of previous month + number of users at end of current month)/2

	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

		a.	Subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

		b.	Data Plan subscriptions which the customer contracting for such subscription in his/her name also has a subscription for “Xi” services in his/her name.

Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculations.

4.	Operating Data

Number of Employees					(Persons)
	A As of September 30, 2015	B As of September 30, 2016		C As of March 31, 2017 (Revised Forecast)	[Ref.] As of March 31, 2017 (Previously Announced Forecast)
			Change
			B-A
NTT Consolidated	249,450	248,650	(800)	271,600	245,950
Regional communications business	72,500	67,300	(5,200)	62,250	62,300
Long distance and international communications business	44,450	44,450	0	44,600	47,000
Mobile communications business	26,500	27,450	950	26,900	27,050
Data communications business	80,150	84,000	3,850	113,050	84,950
Other business	25,850	25,450	(400)	24,800	24,650
Core Group Companies
NTT (Holding Company)	2,850	2,800	(50)	2,750	2,750
NTT East	5,150	4,950	(200)	4,750	4,700
NTT West	4,600	4,450	(150)	4,400	4,400
NTT Communications	6,550	6,450	(100)	6,350	6,450
NTT DOCOMO (Consolidated)	26,500	27,450	950	26,900	27,050
NTT DATA (Consolidated)	80,150	84,000	3,850	113,050	84,950